Ref: adr02022007

2 February 2007

Experian Finance plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

07021100

SUPPL

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of Experian Finance plc (formerly GUS plc), I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate. This is the final return under this exemption number as the Company ceased to be listed on the London Stock Exchange last October and we have only included documents filed up to and including the date of de-listing.

Please do not hesitate to contact me if you require any further clarification.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

PROCESSED

FEB 2 0 2007

THOMSON
FINANCIAL

SCHEDULE OF DOCUMENTS ISSUED
2 OCTOBER 2006 TO 10 OCTOBER 2006

COMPANIES HOUSE FILINGS		
5 October 2006	-	Form 288c
6 October 2006	-	Forms 88(2)
6 October 2006	-	Reduction of issued capital
6 October 2006	-	OC138 Reduction of iss capital and minute
6 October 2006	-	OC425 Scheme of arrangement - amalgamation

LONDON STOCK EXCHANGE ANNOUNCEMENTS/FILINGS – INCLUDING THOSE LISTED ON THE RNS FEED SECTION OF THE GUS plc CORPORATE WEBSITE		
3 October 2006	-	Holding(s) in Company
3 October 2006	-	Director/PDMR Shareholding
5 October 2006	-	Additional Listing
6 October 2006		Official List Suspension - GUS PLC
9 October 2006		Experian Group Ltd Setting of Offer Price
9 October 2006		Director/PDMR Shareholding

GUS

Ref: chcorres.pgc.dir1006

5 October 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

Dear Sir

Change of director's details

I enclose a form 288c in respect of a change of address of a director of GUS plc.

Yours faithfully

Paul Cooper

Assistant Company Secretary

Companies House
— for the record —

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 146575

Company Name in full GUS plc

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 21 Month 09 Year 2006

Name *Style / Title: | *Honours etc:

Forename(s): TERENCE

Surname: DUDDY

† Date of Birth: Day 07 Month 04 Year 1956

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*: LITTLE POLLARDS, POLLARDS PARK, NIGHTINGALES LANE,

Post town: CHALFONT ST. GILES

County / Region: BUCKINGHAMSHIRE

Postcode: HP8 4SN

Country: ENGLAND

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5/10/06

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

PAUL COOPER, GUS plc, THE WORKS, 5 UNION STREET, MANCHESTER, M12 4JD

Tel 0870 836 4064

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form 10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales — or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

GUS

Ref: chcorres.pgc.roc88(2)s

6 October 2006

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF14 3UZ

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
paul.cooper@gusplc.com

Dear Sir

Allotment of shares

In connection with recent allotments of shares, I enclose Forms 88(2) duly completed.

Yours faithfully

Paul Cooper

Assistant Company Secretary

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which sl es were allotted
(If snares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	**5,987**	15,202	16,558
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£6.1270	£6.530

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If ..ie allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/11305 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which sh s were allotted *(If snares were allotted on one date enter that date in the "from" box.)*	28	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	75,121	2,348	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£8.0920	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If ..e allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,078
Name Mr. Michael Stevens 19 Priory Close, Tulvey Bedfordshre UK Postcode MK43 8BG	Class of shares allotted Ordinary	Number allotted 1315
Name Mr James William Johnston Address 45 School Drive Newton Longville Milton Keynes UK Postcode MK17 0DD	Class of shares allotted Ordinary	Number allotted 763
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **115,216**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JL/11305 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which sh[illegible]s were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	29	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	476	9,678	189
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£3.7570	£5.5400	£6.1270

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	136,236
Name Ms Carol Kavanagh Address Mill House, South Weston, Oxon UK Postcode OX 7EJ	Ordinary	9,678
Name Mr Robert Ayres Address 35 Cedar Drive, Southwater, Horsham, West Sussex UK Postcode RH13 7UF	Ordinary	1,157
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 October 2004

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/11165 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which sh[illegible]es were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	09	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,912	117,193	2,623
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£6.7550	£8.0920

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **147,071**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 6 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD

ESP-EXEC/AL/11371 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	244		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	508p ~~750.062~~p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*			

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Mrs Angela Robbins	Class of shares allotted	Number allotted
Address	125 Belmont Park, Raheny, Dublin 5	Ordinary	244
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**244**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 OCTOBER 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	41,180	44,674	2,813
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£5.5400	£6.1270

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN Address 20 Moorgate London UK Postcode EC2R 6DA	Ordinary	91,737
	Class of shares allotted	Number allotted
Name Mr John Edward Robinson Address 51 Poplar Grove, Forest Town, Mansfield UK Postcode NG19 0HW	Ordinary	1,141
Name Mr Paul Hammond Address 13 Viewfield Road, Bexley, Kent UK Postcode	Ordinary	6,206
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode	TOTAL	99,084

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 October 2006

A director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/11380 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,646	7,185	1,586
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£6.5300	£8.0920	£8.5850

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 6 October 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works

5 Union Street, Manchester, M12 4JD

ESP-EXEC/JW/11380 Tel: 0870 836 4064

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS Plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	510		
Nominal value of each share	~~29 3/4 p~~ 29 3/43 p		
Amount (if any) paid or due on each Share *(including any share premium)*	523p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - Lloyds TSB Registrars Corporate Nominee Limited Address - The Causeway Worthing West Sussex BN99 6DA	Class of shares Allotted	Number allotted
	ORDINARY	510

Shareholder details	Shares and share class allotted	
Name - Address -	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 6 October 2006

A ~~director~~ / secretary / ad~~ministrator / administrative receiver / receiver manager / recei~~ver

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Alan Walsh Tel 01903 833309

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,790	4,505	
Nominal value of each share	29 3/43p	29 3/43p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.7550	£3.7570	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited A/C ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate	Ordinary	8,295
London		
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**8,295**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 6 October 2010

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/JW/11381 Tel: 0870 836 4064
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS Plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary
Number allotted	238	1152
Nominal value of each share	29.75p	29.75p
Amount (if any) paid or due on each Share *(including any share premium)*	£5.08	£6.48

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name - G Platts Address – Palais Miami 10 Boulevard d'Italie 98000 Monaco	Class of shares Allotted ORDINARY	Number allotted 1029

Shareholder details	Shares and share class allotted	
Name – Jamie Woolley ADDRESS- Calle Zurbano 17-1-19 28010 Madrid Spain	Class of shares Allotted ORDINARY	Number allotted 361

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted

Shareholder details	Shares and share class allotted	
	Class of shares Allotted	Number allotted
	TOTAL	1390

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ____________ Date 6 OCTOBER 2006

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Paul Cooper, GUS plc, The Works, 5 Union Street, Manchester M12 4JD Tel: 0870 836 4064

Lloyds TSB Registrars, Sophie de Lucia Tel 01903 833035

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If s es were allotted on one date ente that date in the "from" box.)*	04	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	178,787	150,396	412,156
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	508p	523p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If t allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted TOTAL	Number allotted CONTINUED

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 6 October 2000

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

2 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If : es were allotted on one date enter that date in the "from" box.)*	04	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	174,667		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If : allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyds TSB Registrars Corporate Nominee Limited Address: The Causeway, Worthing, West Sussex. Postcode: BN99 6DA	Class of shares allotted Ordinary	Number allotted 717,062
Name Address: PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 198,944
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **916,006**

Please enter the number of continuation sheet(s) (if any) attached to this form : 21

Signed ______________________ **Date** 6 October 2000

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	STEVEN	ABBOTT	1 REVILLE COURT	KIRKBY IN ASHFIELD	NOTTS		NG17 8QD	194
MRS	LESLEY	AGER	36 SCOTT ROAD	GRAVESEND	KENT		DA12 5TS	19
MRS	MARGARET	AITKEN	9 CLIFFBURN TERRACE	ARBROATH			DD11 5BP	116
MRS	MARION	AITKEN	5 PITCAIRN STREET	DUNFERMLINE	FIFE		KY11 4PR	390
MR	KEITH	ALEXANDER	12 CRONSTOWN COTTAGE GROVE	NEWTOWNARDS	COUNTY DOWN		BT23 8QB	77
MR	DEREK	ALLEN	10 HEYWOOD AVENUE	MAIDENHEAD	BERKSHIRE		SL6 3JA	58
MS	KATHLEEN	ALLEN	14 WOODBINE ROAD	SIDCUP	BEXLEY	KENT	DA15 8JJ	155
MRS	LYN	ALLEN	148 HAIG AVENUE	SOUTHPORT	MERSEYSIDE		PR8 6JX	19
MISS	NICKI	AMESBURY	1 HARPTREE	DUNSTER CRESCENT	WESTON SUPER MARE	SOMERSET	BS24 9EF	136
MR	RAKESH	ANAND	32 GLENTWORTH PLACE	SLOUGH	BERKS		SL1 3UT	76
MR	IAN	ANDERSON	59 GRANGE ROAD	DORRIDGE	SOLIHULL	WEST MIDLANDS	B93 8QS	487
MR	IAN	ANDERSON	59 GRANGE ROAD	DORRIDGE	SOLIHULL	WEST MIDLANDS	B93 8QS	194
MISS	VIVIENNE	ANDERSON	41 ALDWYN ROAD	FFORESTFACH	SWANSEA	WEST GLAMORGAN	SA5 5BU	19
MR	ROBERT	ANGUS	44 MALLOW ROAD	THETFORD	SUFFOLK		IP24 2YD	300
MR	ROBERT	ANGUS	44 MALLOW ROAD	THETFORD	SUFFOLK		IP24 2YD	155
MR	ROBERT	ANGUS	44 MALLOW ROAD	THETFORD	SUFFOLK		IP24 2YD	114
MRS	AMANDA	ANSTY	BRYNHEDD SALEM ROAD	ST CLEARS	CARMARTHEN		SA33 4DH	194
MS	LESLEY KAREN	ARC	66 BAINES WAY	GRANGE PARK	NORTHAMPTON		NN4 5DP	389
MS	LESLEY KAREN	ARC	66 BAINES WAY	GRANGE PARK	NORTHAMPTON		NN4 5DP	95
MR	MARK DAVID	ARCHER	118 JEX ROAD	NORWICH	NORFOLK		NR5 8XQ	311
MR	DAVID	ARMBRUSTER	14 KILDARE SQUARE	DOWNHILL	SUNDERLAND	TYNE & WEAR	SR5 4AZ	487
MR	DAVID	ARMBRUSTER	14 KILDARE SQUARE	DOWNHILL	SUNDERLAND	TYNE & WEAR	SR5 4AZ	95
MRS	BARBARA	ASHCROFT	5 KILDARE STREET	FARNWORTH	BOLTON		BL4 9NP	389
MRS	BARBARA	ASHCROFT	5 KILDARE STREET	FARNWORTH	BOLTON		BL4 9NP	191
MRS	SHAKIRA BIBI	ASHRAF	FLAT 35	BRIDEPOINT LOFTS	LONDON		E7 8PL	975
MRS	CAROL	ATTHEWS	14 HIGH ROAD	SHILLINGTON	HITCHIN	HERTFORDSHIRE	SG5 3PJ	38
MRS	SANDRA	BADESHA	1 LEADON PLACE	LEDBURY	HEREFORDSHIRE		HR8 2GD	38
MR	DARREN	BAILEY	102 GRANVILLE CLOSE	CROYDON	SURREY		CR0 5PZ	194
MR	SEAN	BAKER	40 IRLAM STREET	SOUTH WIGSTON	LEICESTER		LE18 4QA	116
MR	CHRISTOPHER	BALL	12 EARLS CLOSE	BRIDGWATER	SOMERSET		TA6 3TH	194
MR	CHRISTOPHER	BALL	12 EARLS CLOSE	BRIDGWATER	SOMERSET		TA6 3TH	95
MRS	JOAN	BALL	7 ST NICHOLAS DRIVE	SHEPPERTON	MIDDLESEX		TW17 9LD	116
MRS	CAROLYN	BAMBER	18 NESTON ROAD	WATFORD	HERTFORDSHIRE		WD2 4BW	19
MR	NEIL CAMERON	BAMPTON	29 CHRISTIAN SQUARE	WARD ROYAL	WINDSOR		SL4 1TD	389
MRS	JILLIAN	BANCROFT	20 MOORCROFT SQUARE	NEWTON	HYDE	CHESHIRE	SK14 4LX	77
MRS	JILLIAN	BANCROFT	20 MOORCROFT SQUARE	NEWTON	HYDE	CHESHIRE	SK14 4LX	45
MR	ANDRE	BARHAM	31 MALLARD CLOSE	KEMPSHOTT	BASKINGSTOKE	HANTS	RG22 5JP	375
MR	ANDRE	BARHAM	31 MALLARD CLOSE	KEMPSHOTT	BASKINGSTOKE	HANTS	RG22 5JP	428
MR	ANDRE	BARHAM	31 MALLARD CLOSE	KEMPSHOTT	BASKINGSTOKE	HANTS	RG22 5JP	95

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	DAVID	BARKER	22 MEADOW CLOSE	WALDERSLADE	CHATHAM	KENT	ME5 0UA	57
MR	KEVIN	BARKER	DERBY COTTAGE	MALT KILN LANE	BISPHAM GREEN	ORMSKIRK	L40 3SG	389
MRS	CAROLINE	BARLOW	17 AYLANDS RD	FREEZYWATER	ENFIELD		EN3 6PW	155
MISS	LISA	BARLOW	GROUND FLOOR	40 CROWN STREET	INVERNESS		IV2 3AZ	155
MISS	LISA	BARLOW	GROUND FLOOR	40 CROWN STREET	INVERNESS		IV2 3AZ	19
MR	EDWARD N	BARNES	50 HEXHAM ROAD	WHITLEY	READING		RG2 7JG	218
	CHRISTOPHER	BARRATT	39 WOBURN STREET	AMPTHILL	BEDFORDSHIRE		MK45 2HX	292
	CHRISTOPHER	BARRATT	39 WOBURN STREET	AMPTHILL	BEDFORDSHIRE		MK45 2HX	143
MR	DAVID	BARTLE	ROSE COTTAGE	23 HIGH STREET	GOSBERTON	NR SPALDING LINCS	PE11 4NW	28
MISS	AMANDA LOUISE	BATEMAN	46 FINNEY DRIVE	GRANGE PARK	NORTHAMPTON		NN4 5DT	116
MISS	AMANDA LOUISE	BATEMAN	46 FINNEY DRIVE	GRANGE PARK	NORTHAMPTON		NN4 5DT	95
MRS	MARY ANNE	BATTERSBY	101 HAWTHORN CHASE	LINCOLN			LN2 4RF	19
MR	IAN GEORGE	BAXTER	THE COTTAGE	THE GREEN	LEIRE	LUTTERWORTH	LE17 5HL	292
MR	IAN GEORGE	BAXTER	THE COTTAGE	THE GREEN	LEIRE	LUTTERWORTH	LE17 5HL	155
MR	IAN GEORGE	BAXTER	THE COTTAGE	THE GREEN	LEIRE	LUTTERWORTH	LE17 5HL	114
MR	MALCOLM LEONARD	BAXTER	77 ELIZABETH WAY	LAINDON	BASILDON	ESSEX	SS15 5GN	155
MR	MALCOLM LEONARD	BAXTER	77 ELIZABETH WAY	LAINDON	BASILDON	ESSEX	SS15 5GN	76
MRS	CHRISTINE ANNE	BEAHAN	40 GRANES END	GREAT LINFORD	MILTON KEYNES	BUCKS	MK14 5DX	95
MRS	JOANNE LOUISE	BEDFORD	11 LAITHES VIEW	ALVERTHORPE	WAKEFIELD		WF2 9HY	311
MRS	JOANNE LOUISE	BEDFORD	11 LAITHES VIEW	ALVERTHORPE	WAKEFIELD		WF2 9HY	114
MR	GORDON	BEECROFT	NORTHWOOD	3 FALCON ROAD EAST	SPROWSTON	NORWICH	NR7 8XZ	136
MR	GORDON	BEECROFT	NORTHWOOD	3 FALCON ROAD EAST	SPROWSTON	NORWICH	NR7 8XZ	67
MR	LEROY	BELL	22 FOURTH AVENUE	CLAYTON	MANCHESTER		M11 4LZ	306
MISS	JULIE	BEMBRIDGE	57 HOWARD ROAD	KINGS HEATH	BIRMINGHAM		B14 7PG	19
MRS	LESLEY	BERZINS	43 BLAKISTON STREET	STAFFORD	STAFFS		ST16 3PE	292
MRS	LESLEY	BERZINS	43 BLAKISTON STREET	STAFFORD	STAFFS		ST16 3PE	114
MS	JUDITH	BEST	88 HYHOLMES	BRETTON	PETERBOROUGH	CAMBRIDGESHIRE	PE3 8LL	1,951
MS	JUDITH	BEST	88 HYHOLMES	BRETTON	PETERBOROUGH	CAMBRIDGESHIRE	PE3 8LL	95
MISS	JENNY	BETHELL	4 WEST END VILLAS	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 2BD	389
MRS	DIANNA	BEVAN	3 EGGINTON DRIVE	PENKRIDGE	STAFFS		ST19 5SY	975
MRS	DIANNA	BEVAN	3 EGGINTON DRIVE	PENKRIDGE	STAFFS		ST19 5SY	194
MR	PAUL	BINNEY	4 CAPRICORN HOUSE	FLACKWELL HEATH	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 9NN	194
MR	PAUL	BINNEY	4 CAPRICORN HOUSE	FLACKWELL HEATH	HIGH WYCOMBE	BUCKINGHAMSHIRE	HP10 9NN	134
MR	JOHN	BISHOP	12 HOLBECHE CRESCENT	FILLONGLEY	COVENTRY		CV7 8ES	233
MR	KENNETH	BLENCH	1 KNIGHTS AVENUE	BROADSTAIRS	KENT		CT10 1EJ	19
MR	EDGAR RAYMOND	BLUM	LORELEI	KINGDOM LANE	NORTON FITZWARREN	TAUNTON	TA2 6QP	389
MRS	DONNA LOUISE	BODEN	21 MORRIS GARDENS	SKEGNESS	LINCS		PE25 2QG	191
MR	IAN	BOFFEY	2 HENLEY AVENUE	BOOTLE	LIVERPOOL	MERSEYSIDE	L21 2PU	779
MR	CHRIS	BOLLEN	62 DARWIN CLOSE	MEDBOURNE PARK	MILTON KEYNES		MK5 6FF	478
MR	TIMOTHY	BORRETT	63 VICARAGE GARDENS	ST BUDEAUX	PLYMOUTH	DEVON	PL5 1LH	194
MR	TIMOTHY	BORRETT	63 VICARAGE GARDENS	ST BUDEAUX	PLYMOUTH	DEVON	PL5 1LH	95
MISS	SALLY ANNE	BOTSFORD	175 CANTERBURY RD	FOLKESTONE	KENT		CT19 5PA	117

GUS plc

Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	IAN	BOTT	29 EASTLEY	BASILDON	ESSEX		SS16 5TH	601
MR	JAMIE	BOTTRILL	6 CROUCH MEADOW	HULLBRIDGE	ESSEX		SS5 6QF	19
MISS	PATRICIA	BOURNE	19 GODALMING AVENUE	WALLINGTON	SURREY		SM6 8NP	19
MR	GARETH	BOW	23 MEADOW BROOK CLOSE	HEATHERTON VILLAGE	LITTLEOVER	DERBY	DE23 3YT	97
MR	DAVID	BOWER	65 CADMAN ROAD	BRIDLINGTON	EAST YORKSHIRE		YO16 6YZ	194
MR	DAVID	BOWER	65 CADMAN ROAD	BRIDLINGTON	EAST YORKSHIRE		YO16 6YZ	153
MR	NEIL BARRY	BOWERS	46 RYDAL AVENUE	CHADDERTON	OLDHAM		OL9 0QU	77
MR	NEIL BARRY	BOWERS	46 RYDAL AVENUE	CHADDERTON	OLDHAM		OL9 0QU	38
MISS	JACQUELINE MAY	BOWYER	6 MELBOURNE ROAD	LEYTON			E10 7HF	38
MRS	LINDA CAROL	BOXALL	62 STAPLEFIELD DRIVE	MOULESCOOMB	BRIGHTON	EAST SUSSEX	BN2 4RP	76
MRS	MICHELE	BOYLE	47 BRIAR HILL	GREYSTEEL	COUNTY DERRY		BT47 3DE	389
MRS	TRACEY	BRADEN	8 SCADS HILL CLOSE	ORPINGTON	KENT		BR6 0EB	19
MRS	SUSAN	BRAY	1 CRANFORD CLOSE	TEESVILLE	MIDDLESBROUGH		TS6 0AX	76
MR	PETE	BREE	15 PHILLIPS WAY	LONG BUCKBY	NORTHAMPTON		NN6 7SF	70
MR	PETER	BRETT	9 DEACON DRIVE	LAINDON	ESSEX		SS15 5FY	194
MR	PETER	BRETT	9 DEACON DRIVE	LAINDON	ESSEX		SS15 5FY	95
MRS	HEATHER	BRIGGS	83 BECKET ROAD	WORLE	WESTON SUPER MARE	SOMERSET	BS22 7TY	77
MR	DARREN JAMES	BRIMER	56 GLAPTON ROAD	THE MEADOWS	NOTTINGHAM		NG2 2FN	194
MISS	CAROLINE ANGELA	BRINKWORTH	116 HAINAULT AVENUE	GIFFARD PARK	MILTON KEYNES	BUCKS	MK14 5PG	57
MRS	JULIA	BROPHY	7 HOLLY PARK ROAD	HANWELL	LONDON		W7 1LA	76
MR	JAMES	BROWN	8 HURSTSHAW GARDENS	VINES CROSS	EAST SUSSEX		TN21 9EP	155
MR	PHILIP	BROWN	97 HIGHLAND ROAD	CHELSTON	TORQUAY	DEVON	TQ2 6NJ	751
MR	PHILIP	BROWN	97 HIGHLAND ROAD	CHELSTON	TORQUAY	DEVON	TQ2 6NJ	194
MR	PHILIP	BROWN	97 HIGHLAND ROAD	CHELSTON	TORQUAY	DEVON	TQ2 6NJ	47
MRS	SHARON LESLEY	BROWN	57 SWAIN COURT	NORTHALLERTON	NORTH YORKSHIRE		DL6 1EL	194
MR	STEPHEN	BROWN	24 OLD UPTON LANE	WIDNES	CHESHIRE		WA8 9ZS	584
MR	STEPHEN	BROWN	24 OLD UPTON LANE	WIDNES	CHESHIRE		WA8 9ZS	191
MR	STUART	BROWN	76 LUMSDEN CRESCENT	ALMONDBANK	PERTHSHIRE		PH1 3UA	97
MR	STUART	BROWN	76 LUMSDEN CRESCENT	ALMONDBANK	PERTHSHIRE		PH1 3UA	47
MR	ROBERT SIDNEY	BRUNSKILL	63 SADLER ROAD	BROWNHILLS	WALSALL	WEST MIDLANDS	WS8 6BJ	77
MR	ROBERT SIDNEY	BRUNSKILL	63 SADLER ROAD	BROWNHILLS	WALSALL	WEST MIDLANDS	WS8 6BJ	38
MISS	BRENDA NELSON	BUCHAN	20 ELIZABETH STREET	TAYPORT	FIFE		DD6 9LT	389
MR	MATHEW	BUCK	51 COMBERFORD ROAD	TAMWORTH	STAFFS		B79 8PE	95
MISS	JANE	BUCKLAND	85 FALCONHURST ROAD	SELLY OAK	BIRMINGHAM	WEST MIDLANDS	B29 6SB	187
MISS	JANE	BUCKLAND	85 FALCONHURST ROAD	SELLY OAK	BIRMINGHAM	WEST MIDLANDS	B29 6SB	97
MR	JOHN ALOJZY	BUCLAW	3 WINDERMERE DRIVE	PRIORSLEE	TELFORD SHROPSHIRE		TF2 9RA	194
MR	JOHN ALOJZY	BUCLAW	3 WINDERMERE DRIVE	PRIORSLEE	TELFORD SHROPSHIRE		TF2 9RA	95
MR	DAVID	BULL	75 LINCOLN WAY	DAVENTRY	NORTHANTS		NN11 4SU	233
MR	DAVID	BULL	75 LINCOLN WAY	DAVENTRY	NORTHANTS		NN11 4SU	114
MS	SUSAN BARBARA	BURRIDGE	45 MOORS CLOSE	DEANSHANGER	MILTON KEYNES		MK19 6GN	487
MS	SUSAN BARBARA	BURRIDGE	45 MOORS CLOSE	DEANSHANGER	MILTON KEYNES		MK19 6GN	194
MRS	ANDREA	BUTLER	39 JERSEY AVENUE	ELLESMERE PORT	SOUTH WIRRAL		L65 9HZ	47

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	SUSAN PATRICIA	BYRNE	56 EDGEWORTH CLOSE	HEYWOOD	LANCS		OL10 4XW	194
MISS	SUSAN PATRICIA	BYRNE	56 EDGEWORTH CLOSE	HEYWOOD	LANCS		OL10 4XW	95
MISS	KEL	CAFFEKEY	24 DARLEY CLOSE	WITTERING	PETERBOROUGH	CAMBS	PE8 6EQ	292
MR	JOHN	CALLADINE	92 GAINSBOROUGH WAY	STANLEY	WAKEFIELD	WEST YORKSHIRE	WF3 4PX	155
MR	ROGER STEVEN	CANTLE	29 WARWICK GARDENS	RAYLEIGH	ESSEX		SS6 8TQ	155
MR	ROGER STEVEN	CANTLE	29 WARWICK GARDENS	RAYLEIGH	ESSEX		SS6 8TQ	38
MISS	SARAH	CAPPS	37 TURKER LANE	NORTHALLERTON	NORTH YORKS		DL6 1QL	95
MRS	CATHERINE	CARPENTER	42 RAYNERS AVENUE	HIGH WYCOMBE	BUCKINGHAMSHIRE		HP10 9SP	38
MRS	CATHERINE	CARPENTER	42 RAYNERS AVENUE	HIGH WYCOMBE	BUCKINGHAMSHIRE		HP10 9SP	19
MISS	JULIETTE MARIE	CARRIER	15 HOPTON DRIVE	NEWPORT PAGNELL	MILTON KEYNES		MK16 0DW	77
MISS	JULIETTE MARIE	CARRIER	15 HOPTON DRIVE	NEWPORT PAGNELL	MILTON KEYNES		MK16 0DW	9
MR	JAMES MICHAEL	CARTER	90 TOWTHORPE ROAD	HAXBY	YORK		YO3 3NA	26
MRS	SUKHBINDER	CARVER	16 BROOKS CLOSE	WOOTTON	NORTHAMPTON		NN4 6FH	191
MISS	ANNA MARIE	CASSIDY	6 CARADOC ROAD	LLANDUDNO JUNCTION	CONWY		LL31 9NN	194
MS	JOANNE LOUISE	CATHRALL	21 CLOCKHOUSE	ENTON LANE	WITLEY	GODALMING		2,439
MR	WILLIAM STEPHEN	CATTERALL	47 ST MARYS GARDENS	MELLOR	BLACKBURN		BB2 7JW	428
MR	CLIVE JOHN	CERNUSCHI	42 THE SPINNEY	WOLKINGHAM	BERKSHIRE		RG40 4UN	1,624
MRS	SWAPNA	CHAKRABORTY	30 ROSE AVENUE	ABINGDON	OXFORD		OX14 1XX	77
MRS	MOLINA	CHANDRA	16 CASPIAN CLOSE	WHITLEY	FAREHAM	HANTS	PO15 7BP	89
MRS	CHRISTINE	CHAPMAN	24 PEATON STREET	NORTH ORMESBY	MIDDLESBOROUGH	CLEVELAND	TS3 6JH	97
MS	JEANETTE	CHAPPELL	31 THE COPSE	BRIDGWATER	SOMERSET		TA6 4DW	149
MS	JEANETTE	CHAPPELL	31 THE COPSE	BRIDGWATER	SOMERSET		TA6 4DW	76
MR	SHAUN ANDREW	CHAPPLE	32 LANE END PARK	WHIDDON VALLEY	BARNSTAPLE		EX32 8PP	105
MISS	KATIE	CHARVILLE	17 BUZZACOTT LANE	FURZTON	MILTON KEYNES		MK4 1JF	194
MISS	BHAVNA	CHOTALIA	54 STANLEY AVENUE	HARBORNE	BIRMINGHAM		B32 2HA	191
MR	ARTHUR	CHRISTIE	7 PADDOCK END	KINGTON ST MICHAEL	CHIPPENHAM	WILTSHIRE	SN14 6QL	506
MR	MARTIN	CHURLEY	34 WARDOUR DRIVE	CHELMSLEY WOOD	BIRMINGHAM		B37 7UA	194
MRS	EMILY	CINATO	33 ULLSWATER ROAD	DUNSTABLE	BEDS		LU6 3PX	137
MRS	EMILY	CINATO	33 ULLSWATER ROAD	DUNSTABLE	BEDS		LU6 3PX	76
MRS	LORRAINE	CLARK	149 CONWAY AVENUE	GREAT WAKERING	ESSEX		SS3 0BH	191
MRS	SIAN	CLARK	159 FORD LANE	RAINHAM	ESSEX		RM13 7BA	150
MRS	SIAN	CLARK	159 FORD LANE	RAINHAM	ESSEX		RM13 7BA	194
MRS	SIAN	CLARK	159 FORD LANE	RAINHAM	ESSEX		RM13 7BA	306
MRS	SHARON	CLARKE	10 WORTHINGTON AVENUE	HOPWOOD	HEYWOOD	LANCASHIRE	OL10 2LN	95
MRS	GILLIAN TRACEY	CLAYTON	32 FAIRWAY MEADOWS	OFF MILL ROAD	ULLESTHORPE	LUTTERWORTH	LE17 5DY	194
MRS	GILLIAN TRACEY	CLAYTON	32 FAIRWAY MEADOWS	OFF MILL ROAD	ULLESTHORPE	LUTTERWORTH	LE17 5DY	95
MR	RICHARD	CLEMESHA	177 ROYSTON AVENUE	SOUTHEND ON SEA	ESSEX		SS2 4BT	19
MRS	EILEEN	COATHAM	77 HALCOT AVENUE	BEXLEY HEATH	KENT		DA6 7QE	389
MRS	EILEEN	COATHAM	77 HALCOT AVENUE	BEXLEY HEATH	KENT		DA6 7QE	57
MRS	STEPHANIE	COLCLOUGH	69 HIGH STREET	SHIFNAL	SHROPS		TF11 8BL	478
MR	FRANCIS JOSEPH	COLES	125 BREMPSONS	BASILDON	ESSEX		SS14 2BB	179
MR	PHILIP VINCENT	COLMAN	31 MIDDLETON ROAD	HOPWOOD	HEYWOOD	LANCS	OL10 2HU	116

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	JOHN	COOK	36 FOUR ACRES	EAST MALLING	KENT		ME19 6AY	194
MR	JOHN	COOK	36 FOUR ACRES	EAST MALLING	KENT		ME19 6AY	191
MRS	YVONNE MARY	COOK	14 FISHER STREET	HEDNESFORD	STAFFS		WS12 4JZ	292
MR	STEPHEN NIGEL	COOPER	10 MIDDLETON CLOSE	STONEY STANTON	LEICESTER		LE9 4TS	311
MR	STEPHEN NIGEL	COOPER	10 MIDDLETON CLOSE	STONEY STANTON	LEICESTER		LE9 4TS	134
MR	ALAN	CORRIGAN	18 WOLSTENHOLME AVENUE	BURY	LANCS		BL9 5HN	37
MR	ALAN	CORRIGAN	18 WOLSTENHOLME AVENUE	BURY	LANCS		BL9 5HN	114
MR	DAVID ROBERT	COTTER	7 FAIRCROSS WAY	ST ALBANS	HERTFORDSHIRE		AL1 4RT	389
MR	RODERICK	COUSINS	9 KITCHENER WAY	SHORTLEY GATE	IPSWICH	SUFFOLK	IP9 1RN	194
MR	RODERICK	COUSINS	9 KITCHENER WAY	SHORTLEY GATE	IPSWICH	SUFFOLK	IP9 1RN	95
MR	JULIAN WILLIAM	COWLISHAW	26 WILSON GREEN	BINLEY	COVENTRY		CV3 2TG	194
MR	JULIAN WILLIAM	COWLISHAW	26 WILSON GREEN	BINLEY	COVENTRY		CV3 2TG	191
MRS	ANGELA JANE	COX	6 VAUXHALL	BRADVILLE	MILTON KEYNES		MK13 7BB	487
MRS	ANGELA JANE	COX	6 VAUXHALL	BRADVILLE	MILTON KEYNES		MK13 7BB	95
MR	STEPHEN	CRABB	5 KESTREL CLOSE	HORSHAM	WEST SUSSEX		RH12 5WD	76
MR	LAURENCE DAVID	CRAGG	4 CORDWAINER GROVE	THRAPSTON	NORTHANTS		NN14 4UL	1,951
MRS	PAMELA	CRAIG	30 WATTS LANE	BOOTLE	LIVERPOOL		L20 6ET	19
MR	RICHARD	CRANN	56 PRIMLEY PARK ROAD	LEEDS	WEST YORKSHIRE		LS17 7RZ	311
MR	RICHARD	CRANN	56 PRIMLEY PARK ROAD	LEEDS	WEST YORKSHIRE		LS17 7RZ	86
MRS	MARIE	CROMPTON	8 TENNYSON AVENUE	RADCLIFFE	MANCHESTER		M26 3GF	194
MRS	MARIE	CROMPTON	8 TENNYSON AVENUE	RADCLIFFE	MANCHESTER		M26 3GF	143
MR	JACK	CROSSLEY	17 COUPE GROVE	ALTOFTS	NORMANTON	WEST YORKSHIRE	WF6 2QL	75
MRS	JACQUELINE	CULLERN	12 CROFTON AVENUE	BEXLEY	KENT		DA5 3AR	155
MRS	JACQUELINE	CULLERN	12 CROFTON AVENUE	BEXLEY	KENT		DA5 3AR	287
MR	PETER	CURNOW	100 BRISTOL ROAD	BRIDGWATER	SOMERSET		TA6 4BW	858
MRS	MARGARET	CURTIS	35 EVERARD CLOSE	ST JOHNS	WORCESTER		WR2 6ET	97
MISS	SARAH VERITY	CURTIS	163 EWART ROAD	NOTTINGHAM	NOTTINGHAMSHIRE		NG7 6HG	389
MR	COLIN PAUL	CUSACK	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES		MK5 7PB	311
MR	COLIN PAUL	CUSACK	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES		MK5 7PB	153
MISS	JAYNE	DANCE	19 BROOK CLOSE	LONG EATON	NOTTINGHAM		NG10 1QA	136
MISS	JAYNE	DANCE	19 BROOK CLOSE	LONG EATON	NOTTINGHAM		NG10 1QA	28
MR	MARK	DAVIES	9 PENPOLE LANE	SHIREHAMPTON	BRISTOL		BS11 0AU	76
MR	STEPHEN EMYR	DAVIES	30 CLAYTON ROAD	HENDY	PONTARDULAIS	SWANSEA		585
MR	EVERTON	DAVIS	65 KIRKSTONE DRIVE	THORNTON - CLEVELEYS	LANCS		FY5 1QQ	47
MR	NEIL	DAVIS	THE OLD BYRE	BARNSIDE	HEPWORTH HUDDERSFIELD		HD7 1TN	974
MR	IAN FRANCIS	DAVISON	16 SHELDON PARK ROAD	BEVERE	WORCESTER		WR3 7YA	77
MR	IAN FRANCIS	DAVISON	16 SHELDON PARK ROAD	BEVERE	WORCESTER		WR3 7YA	76
MISS	ANGELA	DAWSON	61 ROBERTSON ROAD	LHANBRYDE	ELGIN		IV30 3PQ	58
MISS	ANGELA	DAWSON	61 ROBERTSON ROAD	LHANBRYDE	ELGIN		IV30 3PQ	19
MRS	MONICA	DAWSON	37 MORTONS FORK	BLUE BRIDGE	MILTON KEYNES	BUCKS	MK13 0LA	194
MRS	MONICA	DAWSON	37 MORTONS FORK	BLUE BRIDGE	MILTON KEYNES	BUCKS	MK13 0LA	191
MRS	ELIZABETH JANE	DEACON	15 GARSINGTON DRIVE	OAKHURST	SWINDON		SN25 4BZ	77

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	PAUL	DENNEY	3 GRANGE FARM	MAIN STREET	GAMSTON		NG2 6NN	233
MRS	ANGELA MARY	DENNIS	20 OAKLAND AVE	ROMFORD	ESSEX		RM1 4DB	306
MR	MICHAEL	DENTICE	81 GOOSE ACRE	CHESHAM	BUCKINGHAMSHIRE		HP5 1YQ	97
MR	MICHAEL	DENTICE	81 GOOSE ACRE	CHESHAM	BUCKINGHAMSHIRE		HP5 1YQ	47
MR	KRUNAL	DESAI	21 FREEMAN ROAD NORTH	LEICESTER			LE5 4NB	779
MRS	SANDRA JANET	DEWEY	3 HARTHILL DRIVE	MANSFIELD	NOTTS		NG19 6TT	155
MRS	SANDRA JANET	DEWEY	3 HARTHILL DRIVE	MANSFIELD	NOTTS		NG19 6TT	76
MR	ROBERTO	DICECCO	1 MAYFIELD CRESCENT	EDMONTON			N9 7NN	29
MR	STEPHEN	DICKENSON	1 WARRENNE WAY	REIGATE	SURREY		RH2 9HR	143
MRS	MARY	DOIG	34 STAFFA	ST LEONARDS	EAST KILBRIDE		G74 2EA	97
MISS	KERRIE	DORAN	77 DUNEDEN PARK	BELFAST			BT14 7NE	77
MISS	KERRIE	DORAN	77 DUNEDEN PARK	BELFAST			BT14 7NE	76
MR	SHAUN THOMAS	DORAN	2 CYPRESS WALK	BARROW IN FURNESS	CUMBRIA		LA13 0JY	97
MRS	SVETLANA	DOWDEN	2 GREENFIELD AVE	NEWBRIDGE	GWENT		NP11 4QR	91
MISS	SUZANNE	DOWNEY	21 RADNOR DRIVE	WIDNES	CHESHIRE		WA8 7PP	389
MR	PATRICK GERARD	DOYLE	113A BURY NEW ROAD	HEYWOOD	LANCS		OL10 3JN	194
MR	JAMES	DRAYCOTT	48 TURNPIKE DRIVE	LUTON	BEDFORDSHIRE		LU3 3RF	194
MR	JAMES	DRAYCOTT	48 TURNPIKE DRIVE	LUTON	BEDFORDSHIRE		LU3 3RF	114
MRS	LYNNE	DRINKWATER	8 BEDWELLTY ROAD	CEFN FOREST	BLACKWOOD		NP2 1HF	77
MRS	WENDY ANN	DUNCAN	9 LONG MEAD	HOUGHTON REGIS	DUNSTABLE	BEDS	LU5 5JS	77
MRS	JACQUELINE ANNE	DUNHAM	1 HIGH PARK CLOSE	MOUNT NOD	COVENTRY		CV5 7BE	300
MRS	JACQUELINE ANNE	DUNHAM	1 HIGH PARK CLOSE	MOUNT NOD	COVENTRY		CV5 7BE	77
MRS	JACQUELINE ANNE	DUNHAM	1 HIGH PARK CLOSE	MOUNT NOD	COVENTRY		CV5 7BE	57
MR	STEPHEN	DUNNING	24 LOMBARD CLOSE	BARNSLEY	SOUTH YORKSHIRE		S75 1AW	272
MR	STEPHEN	DUNNING	24 LOMBARD CLOSE	BARNSLEY	SOUTH YORKSHIRE		S75 1AW	57
MRS	TERESA	DURRANT	72 BROOKE AVE	CAISTER ON SEA	GT YARMOUTH		NR30 5QU	155
MRS	MAUREEN	DYMOTT	15 LAUREL GARDENS	HANWELL	LONDON		W7 3JG	194
MRS	MAUREEN	DYMOTT	15 LAUREL GARDENS	HANWELL	LONDON		W7 3JG	95
MRS	HAZEL PAMELA	DYSON	9 NENE CLOSE	NEWPORT PAGNELL	MILTON KEYNES	BUCKS	MK16 9DE	116
MRS	HAZEL PAMELA	DYSON	9 NENE CLOSE	NEWPORT PAGNELL	MILTON KEYNES	BUCKS	MK16 9DE	191
MR	DARREN MATTHEW	EASTON	5 THORNCOMBE CLOSE	MUSCLIFFE	BOURNEMOUTH	DORSET	BH9 3AL	478
MR	GEORGE	EATON	40 WEST COMMON LANE	SCUNTHORPE			DN17 1DX	187
MRS	SUSAN DAWN	EATON	7 MONTAGUE RD	NORTHEND	PORTSMOUTH		PO2 0ND	77
MRS	SUSAN DAWN	EATON	7 MONTAGUE RD	NORTHEND	PORTSMOUTH		PO2 0ND	38
MR	PAUL	ELDRIDGE	26 DUNKIN ROAD	DARTFORD			DA1 5NJ	97
MR	PAUL	ELDRIDGE	26 DUNKIN ROAD	DARTFORD			DA1 5NJ	38
MR	STEPHEN JAMES	ELLIOTT-GORDON	WEST WINDS	MEALSGATE	WIGTON	CUMBRIA	CA7 1LQ	194
MR	MARK ROBERT	ELWELL	60 WHITCLIFFE GARDENS	WEST BRIDGFORD	NOTTINGHAM		NG2 6UE	194
MR	MARK ROBERT	ELWELL	60 WHITCLIFFE GARDENS	WEST BRIDGFORD	NOTTINGHAM		NG2 6UE	95
MISS	AMII	ETHERIDGE	8 ST JAMES WAY	LONG STRATTON	NORWICH	NORFOLK	NR15 2PL	95
MRS	ANGELA	EVANS	67 WENSLEYDALE CLOSE	WHITTLE HALL	WARRINGTON	CHESHIRE	WA5 3HZ	974
MRS	GENINE	EVANS	5 HAMILTON LANE	BLETCHLEY	MILTON KEYNES	BUCKS	MK3 5LU	389

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	GENINE	EVANS	5 HAMILTON LANE	BLETCHLEY	MILTON KEYNES	BUCKS	MK3 5LU	191
MRS	PAM	EVANS	1 HADLOW HOUSE	HADLOW DOWN	NR UCKFIELD	EAST SUSSEX	TN22 4EP	233
MRS	PAM	EVANS	1 HADLOW HOUSE	HADLOW DOWN	NR UCKFIELD	EAST SUSSEX	TN22 4EP	114
MRS	SUSAN	EVANS	21 ISMAY ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 0EL	143
MR	ROSS	EVERARD	38 MANORFIELDS ROAD	OLD STRATFORD	MILTON KEYNES		MK19 6AS	191
MRS	LISA MARIA	EVES	3 MEDMENHAM AVENUE	CHICKSANDS	SHEFFORD BEDS		SG17 5XP	1,502
MRS	LESLEY	FARLEY	31 BARRHEAD CLOSE	STOCKTON ON TEES	CLEVELAND		TS19 7SB	150
MRS	LESLEY	FARLEY	31 BARRHEAD CLOSE	STOCKTON ON TEES	CLEVELAND		TS19 7SB	155
MRS	LESLEY	FARLEY	31 BARRHEAD CLOSE	STOCKTON ON TEES	CLEVELAND		TS19 7SB	76
MR	ANDREW	FARMER	THE BARN HOUSE	THORPE ROAD	MATTERSEY	SOUTH YORKSHIRE	DN10 5ED	58
MR	ANDREW	FARMER	THE BARN HOUSE	THORPE ROAD	MATTERSEY	SOUTH YORKSHIRE	DN10 5ED	38
MR	RICHARD	FEINSON	50 GLADSTONE ROAD	CHESHAM	BUCKINGHAMSHIRE		HP5 3AD	375
MR	RICHARD	FEINSON	50 GLADSTONE ROAD	CHESHAM	BUCKINGHAMSHIRE		HP5 3AD	194
MR	RICHARD	FEINSON	50 GLADSTONE ROAD	CHESHAM	BUCKINGHAMSHIRE		HP5 3AD	95
MR	RICHARD	FELLOWS	14 CHALLENOR AVENUE	WILLENHALL	WEST MIDLANDS		WV13 3NE	150
MR	RICHARD	FELLOWS	14 CHALLENOR AVENUE	WILLENHALL	WEST MIDLANDS		WV13 3NE	77
MRS	SHARON HEDLEY	FENN	37 ELMHURST DRIVE	HUTHWAITE	SUTTON-IN-ASHFIELD		NG17 2NP	194
MR	JOHN PAUL	FERGUSON	159 GUILDFORD ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE	PR8 4LA	374
MR	JOHN PAUL	FERGUSON	159 GUILDFORD ROAD	BIRKDALE	SOUTHPORT	MERSEYSIDE	PR8 4LA	106
MRS	SHEILA	FINDON	6 BERKELEY CLOSE	GNOSALL	STAFFS		ST20 0LU	47
MR	KEVIN KENNETH	FIRBAN	98 WILKES AVENUE	MEASHAM	DERBYSHIRE		DE12 7LT	57
MRS	MAUREEN ANN	FOGARTY	11 SUNDIAL LANE	GREAT BARR	BIRMINGHAM		B43 6PA	487
MRS	MAUREEN ANN	FOGARTY	11 SUNDIAL LANE	GREAT BARR	BIRMINGHAM		B43 6PA	194
MRS	MAUREEN ANN	FOGARTY	11 SUNDIAL LANE	GREAT BARR	BIRMINGHAM		B43 6PA	95
MR	WAYNE	FOGARTY	11 FRANCES STREET	HALLIWELL	BOLTON		BL1 3PS	18
MRS	SANDRA	FOLEY	15 WALKER STREET	NETHERTON	DUDLEY	WEST MIDLANDS	DY2 0JT	77
MRS	JENNIFER	FORD	17 ELLISON STREET	WOLSTANTON	NEWCASTLE UNDER LYME	STAFFORDSHIRE	ST5 0BL	1,878
MS	TINA	FORMAN	17 CROMARTY DRIVE	HINCKLEY	LEICS		LE10 0RX	194
MR	GEOFFREY CHARLES	FRANKS	88 MOOR LANE	BRAMCOTE	NOTTINGHAM		NG9 3FH	375
MR	LEE EDWARD	FRENCH	3 GORSE ROAD	WOODFORD HALSE	NORTHANTS		NN11 3QN	390
MR	LEE EDWARD	FRENCH	3 GORSE ROAD	WOODFORD HALSE	NORTHANTS		NN11 3QN	300
MR	LEE EDWARD	FRENCH	3 GORSE ROAD	WOODFORD HALSE	NORTHANTS		NN11 3QN	155
MR	LEE EDWARD	FRENCH	3 GORSE ROAD	WOODFORD HALSE	NORTHANTS		NN11 3QN	95
MR	IAN PAUL	FRETWELL	598 BURTON ROAD	LITTLEOVER	DERBY		DE23 6DH	584
MR	IAN PAUL	FRETWELL	598 BURTON ROAD	LITTLEOVER	DERBY		DE23 6DH	191
MR	CHRISTOPHER	FRICKER	25 ROWPLATT LANE	FELBRIDGE	EAST GRINSTEAD	WEST SUSSEX	RH19 2PA	751
MR	GRAHAM ANTONY	FRIEND	5 PETUNIA CRESCENT	SPRINGFIELD	CHELMSFORD	ESSEX	CM1 6YP	450
MR	DERMOT	GALLAGHER	6 KILLYVILLY GROVE	ENNISKILLEN	CO FERMANAGH		BT74 4DR	717
MR	DERMOT	GALLAGHER	6 KILLYVILLY GROVE	ENNISKILLEN	CO FERMANAGH		BT74 4DR	126
MR	SATIS	GAMI	6 PERCIVAL GARDENS	CHADWELL HEATH	ROMFORD	ESSEX	RM6 5RJ	974
MR	MATTHEW CHARLES	GARNER	22 CENTRAL AVE	ROCHFORD	ESSEX		SS4 3BQ	38
MISS	STEPHANIE	GAYLOR	31 TINTERN ABBEY	BEDFORD			MK41 0RW	194

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	STEPHANIE	GAYLOR	31 TINTERN ABBEY	BEDFORD			MK41 0RW	95
MRS	SALLY	GIBB	94 WARREN DRIVE SOUTH	TOLWORTH	SURBITON	SURREY	KT5 9QE	389
MRS	SALLY	GIBB	94 WARREN DRIVE SOUTH	TOLWORTH	SURBITON	SURREY	KT5 9QE	95
MR	DAVID	GILLESPIE	21 LEE HOUSE	MIKERN CLOSE	BLETCHLEY	MILTON KEYNES	MK2 2UT	233
MR	CARL ANTONY	GLOVER	30 HECKINGTON DRIVE	WOLLATON	NOTTINGHAM		NG8 1LF	389
MR	CARL ANTONY	GLOVER	30 HECKINGTON DRIVE	WOLLATON	NOTTINGHAM		NG8 1LF	191
MRS	CAROL	GOFF	7 CONISTON CLOSE	ERITH	KENT		DA8 3BD	77
MRS	CAROL	GOFF	7 CONISTON CLOSE	ERITH	KENT		DA8 3BD	35
MR	TERENCE ALAN	GOLDINGAY	687 OLD LODE LANE	SOLIHULL	WEST MIDLANDS		B92 8ND	91
MRS	MICHELE	GOLDMAN	3 THE GREENSTEAD	BASILDON	ESSEX		SS14 1SZ	1,878
MISS	SUSAN MYRA	GOLDTHORPE	5 TAUNTON AVE	SUTTON LEACH	ST HELENS		WA9 4NU	225
MISS	SUSAN MYRA	GOLDTHORPE	5 TAUNTON AVE	SUTTON LEACH	ST HELENS		WA9 4NU	116
MISS	SUSAN MYRA	GOLDTHORPE	5 TAUNTON AVE	SUTTON LEACH	ST HELENS		WA9 4NU	57
MR	JOSEPH ANTHONY	GORMAN	13 ARRAN WALK	HEYWOOD	LANCS		OL10 3RT	233
MR	JOSEPH ANTHONY	GORMAN	13 ARRAN WALK	HEYWOOD	LANCS		OL10 3RT	114
MRS	DENISE	GORTON	83 FIFTH STREET	HORDEN	PETERLEE	COUNTY DURHAM	SR8 4LA	76
MS	SINEAD SUZANNE	GRACEY	684 WALMERSLEY ROAD	BURY	LANCASHIRE		BL9 6RN	561
MS	SINEAD SUZANNE	GRACEY	684 WALMERSLEY ROAD	BURY	LANCASHIRE		BL9 6RN	95
MRS	BRENDA	GRAY	66 COCKERELL GROVE	SHENLEY LODGE	MILTON KEYNES	BUCKS	MK5 7EB	57
MR	CLEVON	GREAVES	5 TAUNTON AVENUE	SUTTON LEACH	ST HELENS	MERSEYSIDE	WA9 4NU	95
MRS	PAULINE LESLEY	GREEN	62 THRIFT ROAD	BRANSTON	BURTON-ON-TRENT	STAFFS	DE14 3LJ	47
MR	PAUL JOHN	GREENACRE	21 PILLING STREET	BURY	LANCS		BL8 1NE	155
MR	PAUL JOHN	GREENACRE	21 PILLING STREET	BURY	LANCS		BL8 1NE	76
MRS	AMANDA	GREGORY	11 GOODWIN AVENUE	CROSS HEATH	NEWCASTLE UNDER LYME		ST5 9EF	77
MR	MARK THOMAS	GREGORY	MAHALA	1 KILN CLOSE	CALVERT		MK18 2FD	389
MR	MARK THOMAS	GREGORY	MAHALA	1 KILN CLOSE	CALVERT		MK18 2FD	95
MRS	JUDITH ANN	HADWIN	347 WASKERLEY ROAD	WASHINGTON	TYNE AND WEAR		NE38 8HD	155
MRS	JUDITH ANN	HADWIN	347 WASKERLEY ROAD	WASHINGTON	TYNE AND WEAR		NE38 8HD	76
MRS	KATHLEEN	HADWIN	34 STAFFORD ROAD	SHIRLEY	SOUTHAMPTON	HAMPSHIRE	SO15 5EA	38
MR	ANDREW COLLIN	HALL	84 RIDGMONT	DEANSHANGER	MILTON KEYNES		MK19 6JQ	287
MRS	CHRISTINE	HALL	10 EARLSBROOK DRIVE	TRENTHAM	STOKE ON TRENT	STAFFORDSHIRE	ST4 8DL	75
MRS	CHRISTINE	HALL	10 EARLSBROOK DRIVE	TRENTHAM	STOKE ON TRENT	STAFFORDSHIRE	ST4 8DL	38
MRS	CHRISTINE	HALL	10 EARLSBROOK DRIVE	TRENTHAM	STOKE ON TRENT	STAFFORDSHIRE	ST4 8DL	19
MR	CRAIG	HALL	52 POPLAR RD	HANHAM	BRISTOL		BS15 3BD	45
MR	GERALD THOMAS	HALL	8 SOUTHCOTE ROW	BASILDON	ESSEX		SS14 3PX	155
MISS	LOUISE	HALL	20 EDLINGHAM ROAD	NEWTON HALL	DURHAM	COUNTY DURHAM	DH1 5YS	134
MRS	SANDRA	HALL	WEST PARK	AYLESBURY ROAD	WING	LEIGHTON BUZZARD	LU7 0PG	478
MRS	JOSEPHINE	HALLAM	4 WELL HILL CLOSE	CRICK	NORTHAMPTON	NORTHAMPTONSHIRE	NN6 7TB	731
MRS	JOSEPHINE	HALLAM	4 WELL HILL CLOSE	CRICK	NORTHAMPTON	NORTHAMPTONSHIRE	NN6 7TB	389
MRS	JACQUELINE ANN	HAMMOND	71 CADEMAN ST	WHITWICK	LEICESTERSHIRE		LE67 5AE	195
MRS	JACQUELINE ANN	HAMMOND	71 CADEMAN ST	WHITWICK	LEICESTERSHIRE		LE67 5AE	77
MRS	JACQUELINE ANN	HAMMOND	71 CADEMAN ST	WHITWICK	LEICESTERSHIRE		LE67 5AE	38

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	MARIE	HANLEY	3 THE MOUNT	REDHILL	NOTTINGHAM		NG5 8LU	487
MRS	MARIE	HANLEY	3 THE MOUNT	REDHILL	NOTTINGHAM		NG5 8LU	389
MR	GAVIN	HANNA	29 TIMKEN WAY	DAVENTRY	NORTHANTS		NN11 9UE	311
MRS	JANICE	HARDMAN	2 PINFOLD LANE	METHLEY	LEEDS		LS26 9AB	194
MRS	JANICE	HARDMAN	2 PINFOLD LANE	METHLEY	LEEDS		LS26 9AB	95
MR	STUART	HARPER	15 GLENHEAD AVENUE	COLSNAUGHTON	STIRLING	SCOTLAND	FK13 6JN	179
MISS	LISA	HARRIS	25 SHERWOOD AVENUE	BLIDWORTH	MANSFIELD		NG21 0SX	77
MISS	LISA	HARRIS	25 SHERWOOD AVENUE	BLIDWORTH	MANSFIELD		NG21 0SX	9
MR	JOHN MCDONALD	HARRISON	ROSEBUD LODGE	138C BEACON HILL ROAD	NEWARK-ON-TRENT	NOTTINGHAMSHIRE	NG24 2JJ	584
MR	JOHN MCDONALD	HARRISON	ROSEBUD LODGE	138C BEACON HILL ROAD	NEWARK-ON-TRENT	NOTTINGHAMSHIRE	NG24 2JJ	191
MRS	LYNDA	HARRISON	8 DOVE TREE ROAD	LEIGHTON BUZZARD	BEDS		LU7 3UP	95
MR	SIMON	HARRISON	7 OXFORD STREET	SPONDON	DERBY	DERBYSHIRE	DE21 7JN	389
MRS	SOPHIA M F	HARRISON	19 NANTES CLOSE	EAST HILL	LONDON		SW18 1JL	194
MRS	JULIA	HARTMINK	238 INNSWORTH LANE	INNSWORTH	GLOUCESTER		GL3 1EB	38
MRS	PAMELA ANN	HAWKINS	5 WINTERGREEN	CHILVESTER PARK	CALNE	WILTSHIRE	SN11 0RS	155
MR	MARK	HAWTHORN	39 BURY NEW RD	HEYWOOD	LANCASHIRE		OL10 4RE	487
MR	MARK	HAWTHORN	39 BURY NEW RD	HEYWOOD	LANCASHIRE		OL10 4RE	194
MR	JOHN	HEASMAN	81 HIGH STREET	CHEDDINGTON	BEDS		LU7 0RG	974
MR	PHILIP	HEDGES	80 ETHELRED GARDENS	WICKFORD	ESSEX		SS11 7ET	76
MR	JAMES THOMAS	HEESE	1B BONPOINT	11 BONHAM ROAD	MID LEVELS	HONG KONG		584
MR	JAMES THOMAS	HEESE	1B BONPOINT	11 BONHAM ROAD	MID LEVELS	HONG KONG		191
MRS	MARGARET	HELPS	169 ROYAL AVENUE	WIDNES	CHESHIRE		WA8 8HA	116
MRS	KATHLEEN	HEMPHILL	109 HIGHWOOD AVENUE	SOLIHULL	WEST MIDLANDS		B92 8SX	194
MRS	GILLIAN MARIA	HEPWORTH	6 BULLFINCH COURT	HALEWOOD	LIVERPOOL		L26 7WZ	76
MR	SIMON	HERRON	FLAT 3	78 RUSSELL TERRACE	LEAMINGTON SPA	WARWICKSHIRE	CV31 1HF	194
MRS	DIANE	HESKETH	22 FRANCE STREET	DAISY HILL	WEST HOUGHTON	BOLTON	BL5 2HG	77
MR	ALAN	HICKMAN	9 FURROW CLOSE	AYLESBURY			HP21 9AQ	97
MR	ANDREW	HICKMAN	65 CRANMOOR GREEN	PILNING	BRISTOL		BS35 4QF	194
MR	ANDREW	HICKMAN	65 CRANMOOR GREEN	PILNING	BRISTOL		BS35 4QF	95
MR	DAVID JAMES	HIGGINSON	6 IVANHOE CLOSE	GLENFIELD	LEICESTER		LE3 8LH	233
MR	DAVID JAMES	HIGGINSON	6 IVANHOE CLOSE	GLENFIELD	LEICESTER		LE3 8LH	153
MR	MATTHEW	HILL	3 STEVENS ROAD	ECCLES	AYLESFORD	KENT	ME20 7SH	751
MISS	NICHOLA	HILL	14 OWENROE DRIVE	BANGOR	COUNTY DOWN		BT19 1QQ	47
MR	ROBERT	HILL	6 BRIDGE AVENUE	CHESLYN WAY	WEST MIDLANDS		WS6 7EP	57
MR	DANIEL	HILTON	21 HILLBANK TERRACE	KELSO	BORDERS		TD5 7JW	19
MR	RAMESH	HIRANI	84 CHURCH DRIVE	KINGSBURY	LONDON		NW9 8DS	194
MR	IAN MICHAEL	HIRD	31 BARRY STREET	BURNLEY	LANCASHIRE		BB12 6DT	76
MRS	ELIZABETH	HISCOCK	43 PAVENHILL	PURTON	SWINDON	WILTSHIRE	SN5 4BZ	38
MRS	ELIZABETH	HISCOCK	43 PAVENHILL	PURTON	SWINDON	WILTSHIRE	SN5 4BZ	19
MR	DAVID JOHN	HISCOX	8 MOUNT HINDRANCE CLOSE	CHARD	SOMERSET		TA20 1DZ	389
MR	DAVID JOHN	HISCOX	8 MOUNT HINDRANCE CLOSE	CHARD	SOMERSET		TA20 1DZ	229
MR	DAMON	HITCHCOCK	22 ST JOHNS RD	ISE LODGE	KETTERING		NN15 5AY	57

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	ANTHONY	HOBBINS	65 CRABTREE	PASTON	PETERBOROUGH	CAMBRIDGESHIRE	PE4 7EQ	97
MR	ANTHONY	HOBBINS	65 CRABTREE	PASTON	PETERBOROUGH	CAMBRIDGESHIRE	PE4 7EQ	47
MRS	SARAH	HOBSON	8 TALLIS LANE	BROWNS WOOD	MILTON KEYNES		MK7 8DU	194
MRS	SARAH	HOBSON	8 TALLIS LANE	BROWNS WOOD	MILTON KEYNES		MK7 8DU	162
MRS	KATE	HODGKIN	27 CHARLOCK GARDENS	BINGHAM	NOTTINGHAM		NG13 8UH	134
MR	WAYNE	HODGSON	25 PAULINUS ROAD	NEWTON AYCLIFFE	CO DURHAM		DL5 7AJ	114
MS	JANE	HOLLINGWORTH	2 HAYDN AVENUE	SHERWOOD	NOTTINGHAM		NG5 2LH	686
MS	JANE	HOLLINGWORTH	2 HAYDN AVENUE	SHERWOOD	NOTTINGHAM		NG5 2LH	72
MRS	JENNIFER	HOLMES	THE BARN HOUSE	THORPE ROAD	MATTERSEY	SOUTH YORKSHIRE	DN10 5ED	38
MR	JONATHAN	HOLMES	53 WILTSHIRE WAY	BLETCHLEY	MILTON KEYNES	BUCKS	MK3 7WL	233
MR	JONATHAN	HOLMES	53 WILTSHIRE WAY	BLETCHLEY	MILTON KEYNES	BUCKS	MK3 7WL	191
MISS	JANE CUNNINGHAM	HOLT	3 KINGSWOOD AVENUE	CANNOCK	STAFFS		WS11 1QT	77
MR	BOYD	HOPE	12 WATLANDS AVE	WOLSTANTON	NEWCASTLE UNDER LYME		ST5 8AS	487
MR	BOYD	HOPE	12 WATLANDS AVE	WOLSTANTON	NEWCASTLE UNDER LYME		ST5 8AS	375
MR	BOYD	HOPE	12 WATLANDS AVE	WOLSTANTON	NEWCASTLE UNDER LYME		ST5 8AS	194
MR	BOYD	HOPE	12 WATLANDS AVE	WOLSTANTON	NEWCASTLE UNDER LYME		ST5 8AS	95
MRS	JESSICA	HORLER	VICTORIA COTTAGE	STAUNTON	GLOUCESTERSHIRE		GL16 8NX	191
MR	DAVID LESLIE	HORNE	MORLAND HOUSE	BROUGHTON LANE	LEIRE	LUTTERWORTH	LE17 5HA	109
MR	MARK	HRYNCZAK	FLAT 10	88 GARRATT LANE	LONDON		SW18 4DB	191
MISS	ALEXANDRA R	HUGHES	31 SWINBURNE AVENUE	BROADSTAIRS	KENT		CT10 2DP	47
MR	MALCOLM	HUGHES	21 EAGLE CLOSE	CROWTHORNE	BERKSHIRE		RG45 6TP	97
MR	MALCOLM	HUGHES	21 EAGLE CLOSE	CROWTHORNE	BERKSHIRE		RG45 6TP	143
MRS	SUSAN ANNE	HULME	226 WARRINGTON ROAD	WIDNES	CHESHIRE		WA8 0AX	47
MRS	JANICE	HUMPHRIES	4 BIRKDALE CLOSE	DAVENTRY	NORTHANTS		NN11 4QA	975
MR	CHRISTOPHER	HUNKO	18 COOPERS LANE	DUNTON BASSETT	LEICS		LE17 5LH	390
MR	CHRISTOPHER	HUNKO	18 COOPERS LANE	DUNTON BASSETT	LEICS		LE17 5LH	300
MR	GARY RICHARD	HURLEY	FLAT 1	38 QUEENS ROAD	LEICESTER		LE2 1WP	478
MR	ATEEK	HUSSAIN	2 HOLBORN CRESCENT	TATTENHOE	MILTON KEYNES	BUCKS	MK4 3EB	1,951
MR	MUSHTAQ	HUSSAIN	23 COLBOURNE ROAD	TIPTON	W MIDLANDS		DY4 8RU	389
MR	RAHAN	ISLAM	69A HAMPARK ROAD	STRATFORD	LONDON		E15 4AD	11
MRS	RAZIA	ISMAIL	13 GORRINGE PARK AVENUE	MITCHAM	SURREY		CR4 2DH	194
MRS	JEAN	IVES	62 DURKAR LOW LANE	DURKAR	WAKEFIELD		WF4 3BQ	382
MRS	FARHANA	JABEEN	4 WALTON TERRACE	WOKING	SURREY		GU21 5EL	80
MR	STUART JOHN	JACK	37 MONCKTON DRIVE	TOWNVILLE CASTLEFORD	WEST YORKS		WF10 3HT	584
MRS	LYNNE	JACKSON	57 MAYFIELD AVENUE	WIDNES	CHESHIRE		WA8 8PJ	389
MRS	SUE	JACQUES	7 WOODLAND PARK ROAD	NEWPORT	GWENT		NP9 8LY	109
DR	KAREN ANGELA	JAMES	29 LARKSPUR AVENUE	REDHILL	NOTTINGHAM		NG5 8JU	1,502
MR	MEHRAN	JAMIL	69 ATHERTON ROAD	CLAYHALL	ILFORD		IG5 0PQ	30
MISS	LUCY	JEWELL	2 CLEGG SQUARE	SHENLEY LODGE	MILTON KEYNES		MK5 7HG	311
MRS	JANICE YVONNE	JOHANSSON	11 ABBOTTS MEADE	PRESTON ROAD	YEOVIL SOMERSET		BA21 3PJ	95
MR	CHRISTOPHER	JOHNSON	7 BLUEBERRY WAY	THE BRAMBLES	WOODVILLE	SWADLINCOTE	DE11 7GX	77
MR	IAN JOHN	JOHNSON	25 HOMEFIELD AVE	GORLESTON	GT YARMOUTH		NR31 8NA	180

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	KAREN LARAINE	JOHNSON	15 ABBEYDORE GROVE	MONKSTON	MILTON KEYNES		MK10 9HH	389
MRS	LINDA	JOHNSON	59 FOREST ROAD	BINGHAM	NOTTS		NG13 8RL	116
MRS	LINDA	JOHNSON	59 FOREST ROAD	BINGHAM	NOTTS		NG13 8RL	38
MR	BRIAN	JOHNSTON	13 THE SPINNEYS	DALGETY BAY	FIFE		KY11 9SL	116
MR	BRIAN	JOHNSTON	13 THE SPINNEYS	DALGETY BAY	FIFE		KY11 9SL	57
MRS	JANET	JONES	23 NEWICK AVENUE	PALLISTER PARK	MIDDLESBROUGH		TS3 8QJ	114
MRS	JENNIFER	JONES	90 WEST HILL	DUNSTABLE	BEDFORDSHIRE		LU6 3PW	76
MR	MICHAEL	JONES	MEADOW VIEW	1 RADFORD GRANGE	LOWER DAWLISH WATER	DAWLISH	EX7 0QG	77
MISS	NERYS	JONES	2 BRYNLLOI ROAD	AMMANFORD			SA18 1EQ	77
MR	STEPHEN	JONES	29 KEARSLEY ROAD	CRUMPSALL	MANCHESTER		M8 4GH	194
MR	STEPHEN	JONES	29 KEARSLEY ROAD	CRUMPSALL	MANCHESTER		M8 4GH	76
MRS	SUSAN MARGARET	JONES	21 HYFRYDLE RD	TALYSARN	CAERNARFON	GWYNEDD	LL54 6HG	38
MISS	TRACY LOUISE	JONES	COVENTRY ROAD	STRETTON UNDER FOSSE	NR RUGBY		CV23 0PQ	155
MISS	TRACY LOUISE	JONES	COVENTRY ROAD	STRETTON UNDER FOSSE	NR RUGBY		CV23 0PQ	76
MRS	AMINA	KADIRI	13 FRYENT GROVE	THE HYDE	LONDON		NW9 7HE	155
MRS	AMINA	KADIRI	13 FRYENT GROVE	THE HYDE	LONDON		NW9 7HE	78
MRS	AMARJIT	KAUR	25 GLEBE ROAD	LETCHWORTH	HERTS		SG6 1DS	450
MRS	CAROL	KAVANAGH	MILL HOUSE	SOUTH WESTON	OXFORDSHIRE		OX9 7EJ	441
MRS	JACQUELINE MARY	KEENAN	259 VIEWFIELD ROAD	TARBRAX	WEST CALDER		EH55 8XF	155
MR	PATRICK	KELLY	7 SYDENHAM ROAD	BRIDGWATER	SOMERSET		TA6 4QD	114
MR	MATTHEW	KENYON	3 MEADOW BANK	PENWORTHAM	PRESTON	LANCASHIRE	PR1 9BL	194
MR	JAMES ROBERT	KERRY	32 LUCKNOW DRIVE	NOTTINGHAM			NG3 5EU	584
MS	SARAH	KILLICK	11 SPOONER WALK	WALLINGTON	SURREY		SM6 8LL	77
MRS	LINDA GAYNOR	KING	113 LIME GROVE	NEWARK	NOTTS		NG24 4AG	19
MR	RANSON	KING	100 TRUMPLINGTON ROAD	FOREST GATE	LONDON		E7 9EQ	58
MR	DAVID MARTIN	KINVIG	13A HEYWOOD ROAD	ASHTON-ON-RIBBLE	PRESTON		PR2 1UE	67
MISS	DEBBIE	KIRKHAM	1 TRIUMPH ROAD	EAKRING	NEWARK	NOTTINGHAMSHIRE	NG22 0DR	95
MISS	SOPHIE	KROEGER	6 BROADOAK COURT	GRESHAM ROAD	LONDON		SW9 7PL	95
MRS	TARA	LABECKI	43 FIRST AVENUE	HOLMCROFT	STAFFORD		ST16 1PY	136
MRS	TARA	LABECKI	43 FIRST AVENUE	HOLMCROFT	STAFFORD		ST16 1PY	95
MR	DARRAN JONATHAN	LADD	75 MILLSTREAM CLOSE	HITCHEN	HERTS		SG4 0DB	487
MISS	CARLY	LAND	6 CLAYROYD	WORSBROUGH	BARNSLEY	SOUTH YORKSHIRE		9
MR	RICHARD JAMES	LANGHORNE	15 DEEPDALE CLOSE	GAMSTON	NOTINGHAM		NG2 6PH	187
MR	DAVID	LARNER	2 BROOKE AVENUE	CAISTER ON SEA	GREAT YARMOUTH	NORFOLK	NR30 5RN	225
MR	DAVID	LARNER	2 BROOKE AVENUE	CAISTER ON SEA	GREAT YARMOUTH	NORFOLK	NR30 5RN	58
MR	DAVID	LARNER	2 BROOKE AVENUE	CAISTER ON SEA	GREAT YARMOUTH	NORFOLK	NR30 5RN	28
MR	MARK	LAWLEY	39 WODEN AVENUE	STANWAY	COLCHESTER	ESSEX	CO3 0QY	751
MRS	DEBORAH	LAWRENCE	2 PRESTWICH BURN	DIDCOT	OXFORDSHIRE		OX11 7UZ	28
MISS	TRACEY	LAYBOURN	59 SUTONS AVE	HORNCHURCH	ESSEX		RM12 4NF	153
MR	MARC	LEACOCK	3 HOLLAND STREET	HEYWOOD	LANCS		OL10 4JZ	155
MR	MARC	LEACOCK	3 HOLLAND STREET	HEYWOOD	LANCS		OL10 4JZ	76
MISS	VICKY ELIZABETH	LEATHERBARROW	11 RANDALL AVENUE	RAINFORD	ST HELENS	MERSEYSIDE	WA11 8SQ	31

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MISS	VICKY ELIZABETH	LEATHERBARROW	11 RANDALL AVENUE	RAINFORD	ST HELENS	MERSEYSIDE	WA11 8SQ	15
MR	NIGEL PAUL	LEONARD	2 ST MAGDALEN WAY	SWAFFHAM	NORFOLK		PE37 7GA	47
MRS	JENNIFER	LETTEN	5 BALMORAL RD	ROMFORD	ESSEX		RM2 5XD	389
MRS	JENNIFER	LETTEN	5 BALMORAL RD	ROMFORD	ESSEX		RM2 5XD	76
MR	JASON VAUGHAN	LEWIS	6 HOLYHILL	TOWCESTER	NORTHANTS		NN12 6TD	97
MR	JASON VAUGHAN	LEWIS	6 HOLYHILL	TOWCESTER	NORTHANTS		NN12 6TD	47
MR	STEVEN	LINNEY	THE CONIFERS	WOODLAND RD	ABERGAVENNY	MONMOUTHSHIRE	NP7 5TF	272
MISS	SOU MAN	LIU	11 BABBACOMBE DRIVE	BESTWOOD	NOTTINGHAMSHIRE		NG5 5FZ	194
MR	NEIL	LLEWELLYN	23 KINGHAM CLOSE	CHIPPENHAM	WILTS		SN14 0PB	95
MR	DAVID FREDERICK	LLOYD	WESTWARDS	FESSEY ROAD	BYFIELD		NN11 6XG	478
MR	MICHAEL	LLOYD	40 BEDFORD TERRACE	BILLINGHAM	CLEVELAND		TS23 4AF	273
MR	ALAN JAMES	LONG	10 STANFIELD	HIGHER WARBERRY RD	TORQUAY		TQ1 1SQ	116
MR	ALAN JAMES	LONG	10 STANFIELD	HIGHER WARBERRY RD	TORQUAY		TQ1 1SQ	57
MR	STEVEN	LONG	22 PRIMROSE LANE	SOHAM	ELY	CAMBRIDGESHIRE	CB7 5YY	38
MR	STEVEN	LONG	22 PRIMROSE LANE	SOHAM	ELY	CAMBRIDGESHIRE	CB7 5YY	19
MR	BRIAN	LORIMER	100 NORTH BERWICK CR	EAST KILBRIDE			G75 8TQ	77
MR	DAVID ANDREW	LOWE	10 WESTMINSTER AVENUE	KIRKBY-IN-ASHFIELD	NOTTINGHAM		NG17 7HY	95
MR	JAMES	MACFARLANE	40 PRITTLEWELL CLOSE	IPSWICH	SUFFOLK		IP2 9SP	77
MR	JAMES	MACFARLANE	40 PRITTLEWELL CLOSE	IPSWICH	SUFFOLK		IP2 9SP	38
MISS	LAURA	MACKENZIE	17 KEBLE LAWNS	FAIRFORD	GLOS		GL7 4BQ	23
MISS	LAURA	MACKENZIE	17 KEBLE LAWNS	FAIRFORD	GLOS		GL7 4BQ	15
MRS	LAXMI	MAKANI	14 ADDINGTON DRIVE	NORTH FINCHLEY	LONDON		N12 0PH	478
MRS	MARGARET CRAIG BROWN	MALCOLM	7/S LAVEROCKBANK AVENUE	EDINBURGH	MID LOTHIAN		EH5 3BP	38
MR	PETER	MALVERN	CYNCOED 2	CAPEL BANGOR	ABERYSTWYTH	CEREDIGION	SY23 3NW	22
MRS	HILARY FRANCES	MANKARIOUS	72 HASTINGS ROAD	STROUDEN PARK	BOURNEMOUTH	DORSET	BH8 0HR	155
MRS	HILARY FRANCES	MANKARIOUS	72 HASTINGS ROAD	STROUDEN PARK	BOURNEMOUTH	DORSET	BH8 0HR	38
MR	WAIN	MANSELL	31 ARMSTRONG DRIVE	REEDSWOOD	WALSALL		WS2 8TZ	172
MR	RICHARD	MANSER	12 THE ANZACS	PORT SUNLIGHT	WIRRAL		CH62 4RT	390
MR	RICHARD	MANSER	12 THE ANZACS	PORT SUNLIGHT	WIRRAL		CH62 4RT	375
MR	RICHARD	MANSER	12 THE ANZACS	PORT SUNLIGHT	WIRRAL		CH62 4RT	116
MR	RICHARD	MANSER	12 THE ANZACS	PORT SUNLIGHT	WIRRAL		CH62 4RT	47
MRS	PAULINE	MARK	84 ABBEY ROAD	WIDNES	CHESHIRE		WA8 8AW	467
MISS	LISA	MARSDEN	106 KINGSLAND ROAD	KINGSTANDING	BIRMINGHAM	WEST MIDLANDS	B44 9PY	38
MRS	WENDY	MARSH	52 ROOKHILL ROAD	PONTEFRACT	WEST YORKSHIRE		WF8 2BZ	114
MRS	AMANDA ORIEL	MARSHALL	46 CULBERTSON LANE	BLUE BRIDGE	MILTON KEYNES		MK13 0LJ	116
MRS	AMANDA ORIEL	MARSHALL	46 CULBERTSON LANE	BLUE BRIDGE	MILTON KEYNES		MK13 0LJ	95
MR	DAVID	MARTIN	36 HATTERS COURT	BEDWORTH	NR NUNEATON		CV12 9AU	382
MR	DEREK	MARTIN-YOUNG	33 BODNANT ROAD	LLANDUDNO	CONWY		LL30 1LT	390
MR	DEREK	MARTIN-YOUNG	33 BODNANT ROAD	LLANDUDNO	CONWY		LL30 1LT	155
MR	DEREK	MARTIN-YOUNG	33 BODNANT ROAD	LLANDUDNO	CONWY		LL30 1LT	76
MISS	JANET	MASON	61 STOKESLEY CRESCEN	BILLINGHAM	CLEVELAND		TS23 1NF	38
MR	STEWART	MASON	16A ADDINGTON ROAD	LONDON			N4 4RP	19

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	WENDY PATRICIA	MATHER	87 TINTAGEL ROAD	YEOVIL	SOMERSET		BA21 3RE	450
MRS	WENDY PATRICIA	MATHER	87 TINTAGEL ROAD	YEOVIL	SOMERSET		BA21 3RE	155
MR	JAMES	MAXWELL	5 NICHOLSON GARDENS	LISBURN			BT28 1XW	38
MR	REG	MAYHEW	19 HAMMERS GATE	CHISWELL GREEN	ST ALBANS	HERTFORDSHIRE	AL2 3DZ	584
MRS	TRACEY JAYNE	MAZI	4 FALNA CRESCENT	COTON GREEN	TAMWORTH		B79 8JS	67
DR	KEVIN	MCCALLUM	7 OAKWOOD ROAD	SWINDON	WILTSHIRE		SN5 7EF	77
MRS	CAROL	MCCARTHY	24 HATCHGATE GARDENS	BURNHAM	BUCKINGHAMSHIRE		SL1 8DD	584
MRS	GERALDINE	MCCLOSKEY	21 BRANKSOME ROAD	COVENTRY	WEST MIDLANDS		CV6 1FW	233
MRS	GERALDINE	MCCLOSKEY	21 BRANKSOME ROAD	COVENTRY	WEST MIDLANDS		CV6 1FW	76
MR	MARK	MCCRONE	3 LAWDON ROAD	ARNOLD	NOTTINGHAM		NG5 8EF	46
MR	IAN	MCGREGOR	28B BROADWATER DOWN	TUNBRIDGE WELLS	KENT		TN2 5NR	974
MRS	CHRISTINE EILEEN	MCGURK	4 RUSHMERE ROAD	RUSHMERE	NORTHANTS		NN1 5RY	194
MRS	CHRISTINE EILEEN	MCGURK	4 RUSHMERE ROAD	RUSHMERE	NORTHANTS		NN1 5RY	134
MRS	MAY	MCPHILLIPS	6 LOOE CLOSE	WIDNES	CHESHIRE		WA8 7NW	974
MISS	MICHELLE	MCPHILLIPS	6 LOOE CLOSE	WIDNES	CHESHIRE		WA8 7NN	478
MR	WAYNE	MELIA	31 ROSSINGTON ROAD	SNEINTON	NOTTINGHAM		NG2 4HX	311
MR	WAYNE	MELIA	31 ROSSINGTON ROAD	SNEINTON	NOTTINGHAM		NG2 4HX	153
MRS	CAROLE	MERCER	30 WHITE AVENUE	LANGOLD	NOTTINGHAMSHIRE		S81 9PS	375
MRS	CHRISTINE	MERCER	24 BROOKEND	PARR	ST HELENS		WA9 3RS	155
MR	GAVIN JOHN	MERCER	9 CHURCH ROAD	WOOLSTON	SOUTHAMPTON		SO19 9FR	47
MRS	PAMELA	METCALFE	16 LAWRENNY GROVE	INGLEBY	BARWICK	CLEVELAND	TS17 5EA	191
MR	JOYNAL	MIAH	1 LONGHURST HOUSE	LANCEFIELD STREET	LONDON		W10 4PT	191
MR	JOHN	MIDDLETON	28 MAPLETON ROAD	MOSTON	MANCHESTER		M9 4QF	350
MR	JOHN	MIDDLETON	28 MAPLETON ROAD	MOSTON	MANCHESTER		M9 4QF	153
MR	NEIL ANDREW	MIDDLETON	3 HAWTHORN HILL	LETCHWORTH	HERTS		SG6 4HE	2,439
MR	STEPHEN	MILLER	29 HYWEL CRESCENT	BARRY	SOUTH GLAMORGAN		CF63 1DL	150
MR	STEPHEN	MILLER	29 HYWEL CRESCENT	BARRY	SOUTH GLAMORGAN		CF63 1DL	47
MR	JOHN	MILNER	6 ST GEORGES DRIVE	DEGANWY	CONWY		LL31 9PP	77
MR	JOHN	MILNER	6 ST GEORGES DRIVE	DEGANWY	CONWY		LL31 9PP	19
MR	RAJESH	MISTRY	24 OTHELLO AVENUE	HEATHCOTE	WARWICK		CV34 6ED	974
MR	TREVOR	MITCHELL	OLD FARM	THURGARTON	NOTTS		NG14 7GZ	95
MR	ANDREW WILLIAM	MOFFAT	34 CHARLOCK GARDENS	BINGHAM	NOTTINGHAM		NG13 8UH	1,951
MR	DION	MOLYNEUX	235 PRESTON OLD ROAD	BLACKPOOL	LANCS		FY3 9UW	389
MR	COLIN PAUL	MONK	34 GOLDSMITH DRIVE	NEWPORT PAGNALL	BUCKS		MK16 8RS	47
MR	DAVID JOHN	MOODY	1 BEECH CLOSE	WELLINGTON	TELFORD		TF1 3NQ	86
MRS	MARTINE ANDREE	MORGAN	28 NORMANBY ROAD	NORTHALLERTON	NORTH YORKSHIRE		DL7 8RW	233
MR	JOHN	MORRIS	26 CRESCENT ROAD	LUTTERWORTH	LEICS		LE17 4NR	195
MR	BARRY	MOSS	GRASMERE	BULLFORLONG LANE	BURBAGE	LEICS	LE10 2HQ	374
MR	DAVID	MOURNIAN	49 WEAVERS REACH	WELLINGTON	SOMERSET		TA21 0DH	487
MR	DAVID	MOURNIAN	49 WEAVERS REACH	WELLINGTON	SOMERSET		TA21 0DH	375
MR	DAVID	MOURNIAN	49 WEAVERS REACH	WELLINGTON	SOMERSET		TA21 0DH	194
MR	DAVID	MOURNIAN	49 WEAVERS REACH	WELLINGTON	SOMERSET		TA21 0DH	95

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	SUSAN	MOXON	18 ST THOMAS ROAD	FEATHERSTONE	W YORKS		WF7 5HD	268
MR	GARY	MUNN	63 LAKES LANE	NEWPORT PAGNELL	BUCKINGHAMSHIRE		MK16 8HT	191
MR	RICHARD PETER	MURRAY	22 STRATTON PARK	WIDNES	CHESHIRE		WA8 9FA	95
MR	WILLIAM JOHN	MUSSON	76 GEORGE STREET	PORTSMOUTH	HAMPSHIRE		PO1 5QY	136
MR	WILLIAM JOHN	MUSSON	76 GEORGE STREET	PORTSMOUTH	HAMPSHIRE		PO1 5QY	28
MRS	JAYALAKSHMI	NAGARAJAN	560 HOWLANDS	WELWYN GARDEN CITY	HERTS		AL7 4ET	88
MR	KARTHIKESAN	NARENTHIRA	FLAT 8 SAXON COURT	45 THE BITTOMS	KINGSTON UPON THAMES	SURREY	KT1 2AB	150
MR	BRYAN	NEVIN	17 WINDMILL CLOSE	ASHBY DE LA ZOUCH	LEICESTERSHIRE		LE65 1EQ	389
MR	BRYAN	NEVIN	17 WINDMILL CLOSE	ASHBY DE LA ZOUCH	LEICESTERSHIRE		LE65 1EQ	95
MISS	KEIRA FRANCES	NEVIN	113 POPLAR ROAD	WEAVERHAM NORTHWICH	CHESHIRE		CW8 3DP	487
	KATHERINE	NEWSON	43 TUDOR GARDENS	STONY STRATFORD	BUCKINGHAMSHIRE		MK11 1HX	1,878
MR	STEVEN	NEWTON	63/5 GILMERTON	DYKES STREET	EDINBURGH		EH17 8PP	126
MR	STEVEN	NEWTON	63/5 GILMERTON	DYKES STREET	EDINBURGH		EH17 8PP	46
MR	STEVEN	NEWTON	63/5 GILMERTON	DYKES STREET	EDINBURGH		EH17 8PP	30
MR	MICHAEL	NORMAN	2 CLEGG SQUARE	SHENLEY LODGE	MILTON KEYNES		MK5 7HG	311
MRS	SUSAN	NORTON	16 LEAFIELD RISE	TWO MILE ASH	MILTON KEYNES	BUCKS	MK8 8BU	95
MR	GARETH	OATEN	4 GADEBRIDGE ROAD	HEMEL HEMPSTEAD	HERTFORDSHIRE		HP1 3DU	191
MISS	JACQUELINE	ODOWD	1 COWPER ROAD	ACTON	LONDON		W3 6PZ	76
MISS	NASRA	OMER	FLAT 3	99 KENTISH TOWN ROAD	LONDON		NW1 8PB	974
MR	STUART	O'NEIL	28 NEWLANDS DRIVE	LOWTON	WARRINGTON	CHESHIRE	WA3 2RJ	42
MR	DANIEL	O'SHEA	39 CLARENCE ROAD	WOOD GREEN	LONDON		N22 8PG	187
MR	DAVID	OWEN	23 MUNNINGS DRIVE	HINCKLEY	LEICESTER		LE10 0LG	478
MR	OSCAR	PACHECO	22 NETHERTOWN WAY	MAWSLEY	KETTERING		NN14 1SP	389
MR	OSCAR	PACHECO	22 NETHERTOWN WAY	MAWSLEY	KETTERING		NN14 1SP	191
MRS	PAULINE	PADLEY	51 BOSTON AVENUE	RUNCORN	CHESHIRE		WA7 5XE	194
MR	ADRIAN	PARKER	21 WESTWOOD ROAD	EARLSDON	COVENTRY	WEST MIDLANDS	CV5 6GF	97
MR	BARRIE	PARKER	67 IRWIN AVENUE	REDNAL	BIRMINGHAM	WEST MIDLANDS	B45 8QY	38
MRS	KERRY	PARRY	2 NEWTON WAY	UPTON	WIRRAL	MERSEYSIDE	CH49 0UP	77
MRS	KERRY	PARRY	2 NEWTON WAY	UPTON	WIRRAL	MERSEYSIDE	CH49 0UP	38
MISS	NICOLA	PASHLEY	33 LORDSMEAD	CRANFIELD	BEDS		MK43 0HP	47
MR	JITENDRA	PATEL	26 VICTOR GROVE	WEMBLEY	MIDDX		HA0 4JJ	730
MR	NANUBHAI	PATEL	12 MAYNE AVE	LUTON	BEDFORDSHIRE		LU4 9LS	974
MRS	MARION DAWN	PATERNOSTER	29 LONG MEADOW	BISHOPS STORTFORD	HERTS		CM23 4HH	28
MR	COLIN VICTOR	PATTRICK	6 NORTHUMBERLAND AVENUE	SOUTHEND ON SEA	ESSEX		SS1 2TH	272
MR	COLIN VICTOR	PATTRICK	6 NORTHUMBERLAND AVENUE	SOUTHEND ON SEA	ESSEX		SS1 2TH	176
MR	MARK ANDREW	PEARCE	30 LARCH LANE	DUSTON	NORTHANTS		NN5 6NP	191
MR	MATTHEW	PEARCE	5 BEDLAM WALK	CHICHELEY	NEWPORT PAGNELL	BUCKS	MK16 9JG	487
MR	MATTHEW	PEARCE	5 BEDLAM WALK	CHICHELEY	NEWPORT PAGNELL	BUCKS	MK16 9JG	375
MR	MATTHEW	PEARCE	5 BEDLAM WALK	CHICHELEY	NEWPORT PAGNELL	BUCKS	MK16 9JG	194
MR	MATTHEW	PEARCE	5 BEDLAM WALK	CHICHELEY	NEWPORT PAGNELL	BUCKS	MK16 9JG	95
MR	ASHLEY	PEARN	39 EXETER ROAD	KINGSTEIGNTON	NEWTON ABBOT	DEVON	TQ12 3HU	47
MRS	RUTH	PEARSHOUSE	CHY AN BREA	TRETHELLAN HILL	NEWQUAY CORNWALL		TR7 1QS	155

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	RUTH	PEARSHOUSE	CHY AN BREA	TRETHELLAN HILL	NEWQUAY CORNWALL		TR7 1QS	76
MR	RICHARD	PEGLER	63 UPPER SHELTON ROAD	UPPER SHELTON	BEDFORDSHIRE		MK43 0LU	974
MR	DOMINIC MARK	PEMBERTON	2 GOLD STREET	CLIPSTON	MARKET HARBOROUGH	LEICS	LE16 9RR	975
MR	DOMINIC MARK	PEMBERTON	2 GOLD STREET	CLIPSTON	MARKET HARBOROUGH	LEICS	LE16 9RR	584
MRS	LINDA JOAN	PERCIVAL	3 CASTLE COURT	PRAA SANDS	PENZANCE	CORNWALL	TR20 9SX	38
MRS	LINDA JOAN	PERCIVAL	3 CASTLE COURT	PRAA SANDS	PENZANCE	CORNWALL	TR20 9SX	19
MRS	ALISON CLAIRE	PERRY	24 WARWICK ROAD	CADISHEAD	MANCHESTER		M44 5HE	57
MR	ANTHONY	PERRY	6 GRANARY	PADDOCK WOOD	TONBRIDGE	KENT	TN12 6HJ	47
MR	MARK ALLAN	PETERKIN	9 HORSEWELL COURT	MOULTON	NORTHANTS		NN3 7XB	143
MR	ALAN JOHN	PETERS	32 ORCHARD GROVE	EDGWARE	MIDDX		HA8 5BH	225
MRS	GAIL	PETTIE	95 CUIKEN TERRACE	PENICUIK	MID LOTHIAN		EH26 0AX	194
MR	FRANK	PHILLIPS	THE WARREN	17 LIME CLOSE	UCKFIELD	EAST SUSSEX	TN22 1TE	155
MR	FRANK	PHILLIPS	THE WARREN	17 LIME CLOSE	UCKFIELD	EAST SUSSEX	TN22 1TE	76
MRS	SHEILA	PHILLIPS	38 GREENACRES DRIVE	LUTHERWORTH	LEICSTERSHIRE		LE17 4TG	975
MRS	SHEILA	PHILLIPS	38 GREENACRES DRIVE	LUTHERWORTH	LEICSTERSHIRE		LE17 4TG	116
MR	JAG	PHULLAR	84 VARSITY DRIVE	TWICKENHAM	MIDDLESEX		TW1 1AH	191
MRS	LAXMI	PINDORIA	85 FAIRWAY AVENUE	KINSBURY	LONDON		NW9 0EL	375
MRS	JAYNE LOUISE	PINK	89 JERVIS ROAD	STAMSHAW	HANTS		PO2 8PR	57
MRS	DARSHANA DEVI	PLAHA	23 LITTLE RD	HAYES	MIDDX		UB3 3BT	38
MRS	BRENDA	POLLARD	4 CHEVIOT CLOSE	LINSLADE	LEIGHTON BUZZARD	BEDFORDSHIRE	LU7 2UL	97
MRS	DOROTHY	POPE	34 CARNFORTH GARDENS	ELM PARK	HORNCHURCH		RM12 5DJ	77
MRS	DOROTHY	POPE	34 CARNFORTH GARDENS	ELM PARK	HORNCHURCH		RM12 5DJ	76
MR	JEREMY	PORTCH	12 HIGH STREET	CLAVERHAM	BRISTOL	GLOUCESTERSHIRE	BS49 4NA	47
MR	BARRY	PRICE	17 HOLLYBROOK GARDENS	LOCKS HEATH	SOUTHAMPTON		SO31 6WH	389
MRS	CLAIRE HELEN	PRICE	44 HIGH FIRS CRESCENT	HARPENDEN	HERTS		AL5 1NA	974
MISS	SARAH	PRICE	14 MONUMENT LANE	PONTEFRACT	W YORKS		WF8 2BE	95
MRS	MICHELLE ANNETTE	PUGH	14 MARINERS POINT	ABERAVON	PORT TALBOT		SA12 6DL	389
MRS	MICHELLE ANNETTE	PUGH	14 MARINERS POINT	ABERAVON	PORT TALBOT		SA12 6DL	76
MR	KILLIAN	QUINN	28 HILLVIEW CRESCENT	GANTS HILL	ILFORD	ESSEX	IG1 3QD	194
MR	KILLIAN	QUINN	28 HILLVIEW CRESCENT	GANTS HILL	ILFORD	ESSEX	IG1 3QD	95
MR	DARROL PETER	RADLEY	64 FARNHAM ROAD	GUILDFORD	SURREY		GU2 4PE	375
MR	DARROL PETER	RADLEY	64 FARNHAM ROAD	GUILDFORD	SURREY		GU2 4PE	155
MR	DARROL PETER	RADLEY	64 FARNHAM ROAD	GUILDFORD	SURREY		GU2 4PE	47
MR	JULIAN	RAPKINS	1 TODENHAM WAY	HATTON	WARWICKSHIRE		CV35 7UE	187
MRS	JANET MARY	RAWLINGS	19 QUEENS ROAD	NEWBURY	BERKS			390
MRS	JANET MARY	RAWLINGS	19 QUEENS ROAD	NEWBURY	BERKS			38
MISS	MIRANDA BONANSEA	REDMORE	FLAT 2	30 WEST ROAD	LANCASTER		LA1 5PE	101
MRS	JACQUELINE	REES	36 EASTVILLE ROAD	TYLLWYN	EBBW VALE	GWENT	NP23 6AH	38
MR	ALAN	REILLY	70 HELFORD PLACE	FISHERMEAD	MILTON KEYNES	BUCKS	MK6 2SY	105
MRS	JANET	REYNOLDS	95 BURY OLD ROAD	HEYWOOD	LANCS		OL10 3LJ	95
MRS	PATRICIA ANN	REYNOLDS	37 WEGGS FARM ROAD	ST GILES PARK	DUSTON NORTHAMPTON	NORTHANTS	NN5 6HD	974
MR	PAUL JOHN	REYNOLDS	16 HENDERS	STONY STRATFORD	MILTON KEYNES BUCKS		MK11 1RB	478

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	CATHERINE	RICHARDSON	104 TORCROSS WAY	HALEWOOD	LIVERPOOL		L26 7YX	38
MISS	CLAIRE	RICHARDSON	23 SHERIDAN STREET	BELFAST	COUNTY ANTRIM		BT15 2BT	155
MR	NICHOLAS CHARLES	RICHARDSON	17 LINNET HILL	MICKLEOVER	DERBY		DE3 0SJ	974
MRS	SUZANNE	RICHARDSON	73 TANG HALL LANE	YORK	NORTH YORKSHIRE		YO31 0SZ	57
MRS	SHEILA	RICHES	1 HILLCREST VIEW	VANGE	BASILDON	ESSEX	SS16 4QU	97
MRS	SHEILA	RICHES	1 HILLCREST VIEW	VANGE	BASILDON	ESSEX	SS16 4QU	38
MR	ANDREW	RICKMAN	1 DONCASTER WALK	FURNACE GREEN	CRAWLEY	WEST SUSSEX	RH10 6LY	77
MR	ANDREW	RICKMAN	1 DONCASTER WALK	FURNACE GREEN	CRAWLEY	WEST SUSSEX	RH10 6LY	47
MR	MIROSLAV PETAR	RISTIC	98 WOOD STREET	WOOD END	ATHERSTONE	WARWICKS	CV9 2QL	95
MRS	MANDY	ROBERTS	34 HAMP GREEN RISE	BRIDGWATER	SOMERSET		TA6 6AY	195
MRS	MANDY	ROBERTS	34 HAMP GREEN RISE	BRIDGWATER	SOMERSET		TA6 6AY	150
MRS	MANDY	ROBERTS	34 HAMP GREEN RISE	BRIDGWATER	SOMERSET		TA6 6AY	77
MRS	MANDY	ROBERTS	34 HAMP GREEN RISE	BRIDGWATER	SOMERSET		TA6 6AY	38
MRS	JULIE	ROBINSON	9 PHILPOT AVENUE	SOUTHEND ON SEA	ESSEX		SS2 4RJ	38
MRS	KAREN	ROBINSON	3 CAPEL CLOSE	TROSTON	SUFFOLK		IP31 1EP	150
MRS	KAREN	ROBINSON	3 CAPEL CLOSE	TROSTON	SUFFOLK		IP31 1EP	38
MRS	KAREN	ROBINSON	3 CAPEL CLOSE	TROSTON	SUFFOLK		IP31 1EP	19
MRS	MANDY	ROBSON	7 HAYMER DRIVE	HEDON	HULL		HU12 8PA	76
MR	DAGLISH	RODGER	8-10 REGENT STREET	FINEDON	NORTHAMPTONSHIRE		NN9 5NB	272
MR	DAGLISH	RODGER	8-10 REGENT STREET	FINEDON	NORTHAMPTONSHIRE		NN9 5NB	114
MR	PAUL ASHLEY	RODGERS	2A GLADSTONE ROAD	CHESTERFIELD	DERBYSHIRE		S40 4TE	584
MR	CHRISTOPHER JOHN	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES	BUCKS	MK8 0NA	311
MR	CHRISTOPHER JOHN	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES	BUCKS	MK8 0NA	114
MRS	JACQUELINE HAZEL	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES		MK8 0NA	243
MRS	JACQUELINE HAZEL	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES		MK8 0NA	375
MRS	JACQUELINE HAZEL	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES		MK8 0NA	194
MRS	JACQUELINE HAZEL	ROGERS	13 GAINSBOROUGH CLOSE	GRANGE FARM	MILTON KEYNES		MK8 0NA	95
MRS	MARGARET	ROGERS	30 SPEECHLY DRIVE	RUGELEY	STAFFS		WS15 2PT	97
MRS	CAROL	ROOKE	11 TEVERAY DRIVE	PENKRIDGE	STAFFS		ST19 5SW	194
MRS	CAROL	ROOKE	11 TEVERAY DRIVE	PENKRIDGE	STAFFS		ST19 5SW	191
MRS	DENISE ANN	ROONEY	16 ARMSCOT CLOSE	HUNTS CROSS	LIVERPOOL		L25 0NX	77
MS	SUSAN ALEXANDRA	ROPER	4 VICARAGE CLOSE	WORLE	WESTON-SUPER-MARE	NORTH SOMERSET	BS22 7PA	155
MRS	GILLIAN	ROWLANDS	8 HONEYSUCKLE CLOSE	WIDNES	CHESHIRE		WA8 8FB	194
MRS	GILLIAN	ROWLANDS	8 HONEYSUCKLE CLOSE	WIDNES	CHESHIRE		WA8 8FB	95
MRS	DIANE	RUANE	9 CORNERHOUSE LANE	WIDNES	CHESHIRE		WA8 9WD	47
MISS	PENNY	RUANE	9 CORNERHOUSE LANE	WIDNES	CHESHIRE		WA8 9WD	57
MR	DEAN	SADDINGTON	1 LONGATE ROAD	MELTON MOWBRAY	LEICS		LE13 1HT	1,219
MR	MARTIN	SADLER	34 GRANARY ROAD	EAST HUNSBURY	NORTHAMPTON		NN4 0XA	194
MRS	GILLIAN	SAINT-CLARE	9 BAAS HILL CLOSE	BROXBOURNE	HERTFORDSHIRE		EN10 7EU	19
MR	JOSEPH	SALMON	118 YARMOUTH CRESENT	FERRY LANE	TOTTENHAM	LONDON	N17 9PH	153
MRS	ANITA	SANDERSON	32 TURNER AVENUE	LAWFORD	MANNINGTREE		CO11 2LG	77
MR	NIGEL MARK	SANSOM	32 LINTON DRIVE	BOUGHTON	NEWARK		NG22 9JH	77

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	DEBORAH	SAS	8 WANTAGE VIEW	ROBY GRANGE	HUYTON	MERSEYSIDE	L36 4QP	155
MRS	JANET	SAVILLE	10 WESTGATE GROVE	LOFTHOUSE	WAKEFIELD		WF3 3NP	77
MISS	AMANDA	SAWYER	87 LONG CROFT	BRIMSHAM PARK	YATE		BS37 7YN	389
MISS	AMANDA	SAWYER	87 LONG CROFT	BRIMSHAM PARK	YATE		BS37 7YN	143
MRS	JACKIE ANN	SAYCE	58 TIDES WAY	MARCHWOOD	SOUTHAMPTON	HAMPSHIRE	SO40 4LB	155
MR	MARK JOHN	SCHOLES	109A JUBILEE RD	MIDDLETON	MANCHESTER		M24 2LY	467
MRS	OLIVE MARY	SCOTT	14 FIRHILL AVENUE	AIRDRIE			ML6 9DZ	77
MR	SEAN	SCOTT	21 BROOKFIELD WALK	BELFAST			BT14 7FW	76
MRS	CHRISTINE ANN	SEDDON	14 DOWN GREEN ROAD	HARWOOD	BOLTON		BL2 3QD	38
MRS	JAYA	SHAH	75 BROOKDALE	NEW SOUTHGATE	LONDON		N11 1BS	974
MR	NILESH	SHAH	58 PAVILION WAY	EDGWARE	MIDDLESEX		HA8 9YR	116
MR	NILESH	SHAH	58 PAVILION WAY	EDGWARE	MIDDLESEX		HA8 9YR	67
MR	MOHAMMED	SHAHID	7 PHILIP DRIVE	ROCHDALE	LANCS		OL11 1PJ	76
MR	KEITH	SHAKESPEARE	107 CHURCHILL ROAD	SUTTON COLDFIELD	WEST MIDLANDS		B75 7JY	116
MS	MARTHA	SHANNAN	130 GLEN ROAD	WISHAW	LANARKSHIRE		ML2 7NP	19
DR	TAIMUR RM	SHARIF	FLAT 11	OAKTHORPE ROAD	PALMER'S GREEN	LONDON	N13 5HY	191
MR	ANDREW SIMON O	SHAUGHNESSY	30 ORFORD AVENUE	RADCLIFFE ON TRENT	NOTTINGHAM		NG12 2DD	584
MR	DAVID	SHAW	12 SHERIDON STREET	OUTWOOD	WAKEFIELD	WEST YORKSHIRE	WF1 3TP	38
MR	DAVID	SHAW	12 SHERIDON STREET	OUTWOOD	WAKEFIELD	WEST YORKSHIRE	WF1 3TP	57
MRS	JANET MARY	SHAW	16 TALBOT WAY	NANTWICH	CHESHIRE		CW5 7RQ	487
MRS	JANET MARY	SHAW	16 TALBOT WAY	NANTWICH	CHESHIRE		CW5 7RQ	375
MRS	JANET MARY	SHAW	16 TALBOT WAY	NANTWICH	CHESHIRE		CW5 7RQ	287
MRS	VANESSA MAY	SHAW	38 BROOKFIELD AVENUE	CASTLEFORD	WEST YORKS		WF10 4BJ	779
MR	GEORGE	SHEARER	6B ALISON STREET	KIRKCALDY	FIFE		KY1 1UE	187
MRS	ALEXIA	SHEPPARD	28 DRAPER WAY	SANDHILLS	LEIGHTON BUZZARD	BEDFORDSHIRE	LU7 4UD	47
MR	DAVID WILLIAM	SHERRAN	4 LOCK CLOSE	HOPWOOD	HEYWOOD	LANCS	OL10 2JS	243
MR	DAVID WILLIAM	SHERRAN	4 LOCK CLOSE	HOPWOOD	HEYWOOD	LANCS	OL10 2JS	187
MR	ADRIAN JOHN	SHERRY	79 APPLEDORE DRIVE	ALLESLEY GREEN	COVENTRY		CV5 7PH	194
MR	ADRIAN JOHN	SHERRY	79 APPLEDORE DRIVE	ALLESLEY GREEN	COVENTRY		CV5 7PH	191
MISS	LEANNE	SHONE	10 LAKESIDE CLOSE	WIDNES	CHESHIRE		WA8 8RH	114
MR	JONATHON	SIDA	46 FIRBANK ROAD	COLLIER ROW	ROMFORD	ESSEX	RM5 2TR	150
MRS	KAMLESH	SIDHER	10 CARLTON DRIVE	WIGSTON FIELDS	LEICESTER		LE18 1DE	112
MS	SONIA	SIM	75 AUDLEY GARDENS	LOUGHTON	ESSEX		IG10 2EW	77
MR	PAUL ROGER	SIMKIN	51 STANHOPE ROAD	SWADLINCOTE	DERBYSHIRE		DE11 9BQ	116
MR	PAUL ROGER	SIMKIN	51 STANHOPE ROAD	SWADLINCOTE	DERBYSHIRE		DE11 9BQ	57
MR	NEIL JAMES	SIMMONDS	ANNEDD WEN	STATION ROAD	NANTGAREDIG	CARMARTHEN	SA32 7LG	97
MR	NEIL JAMES	SIMMONDS	ANNEDD WEN	STATION ROAD	NANTGAREDIG	CARMARTHEN	SA32 7LG	47
MR	ASHLEY	SIMMONS	48 ATHOLE GROVE	SOUTHPORT	MERSEYSIDE		PR9 7DE	38
MRS	CHRISTINE	SIMMONS	31 WHERNSIDE	WIDNES	CHESHIRE		WA8 4YW	19
MRS	JEANETTE	SIMPSON	4 ST MACHONS WAY	LENNOXTOWN			G66 7HG	155
MRS	ARLENE	SINCLAIR	54 ROUGHLANDS DR	CARRON	FALKIRK		FK2 8DE	311
MR	MARK	SINCLAIR	123 KIMBOLTON CRESCENT	STEVENAGE	HERTFORDSHIRE		SG2 8RL	77

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	CARMELINA	SIRCHIA	267 LONDON ROAD	BEDFORD	BEDFORDSHIRE		MK42 0PX	76
MR	SIVAGURU	SIVAKANTHAN	1 CHURCH CLOSE	WHETSTONE LONDON			N20 0JU	974
MRS	PAULINE	SLEE	23 EARL STREET	GRANGETOWN	CARDIFF		CF11 4DQ	35
MRS	ALISON	SMITH	165 BRAIDFAULD ST	TOLLCROSS	GLASGOW		G32 8PJ	97
MRS	ALISON	SMITH	165 BRAIDFAULD ST	TOLLCROSS	GLASGOW		G32 8PJ	47
MISS	CATHERINE E	SMITH	83 HODDER STREET	ACCRINGTON	LANCASHIRE		BB5 6SX	751
MR	IAN JAMES	SMITH	12 BLACKBIRD CLOSE	UTTOXETER	STAFFS		ST14 8UD	974
MRS	JENNIFER	SMITH	50 YORKE STREET	HUCKNALL	NOTTINGHAM		NG15 7BT	233
MRS	MARY	SMITH	499 BEEHIVE LANE	GALLEYWOOD	CHELMSFORD	ESSEX	CM2 8RL	155
MRS	SUSAN	SMITH	151 HIGHER LOMAX LANE	SUMMIT ESTATE	HEYWOOD LANCS		OL10 4SJ	153
MR	DUNCAN EDWARD	SOANES	3 BARTLETT PLACE	PAGE HILL	BUCKINGHAM		MK18 1XB	287
MRS	JENNIFER	SOAR	135 HAZELTON ROAD	COLCHESTER	ESSEX		CO4 3EB	38
MRS	JENNIFER	SOAR	135 HAZELTON ROAD	COLCHESTER	ESSEX		CO4 3EB	19
MRS	B	SOLEY	33 BORROWDALE ROAD	DITTON	WIDNES	LANCS	WA8 8PH	97
MR	GARY	SONNENTHAL	31 WARRENER GROVE	HERONRIDGE	NOTTINGHAM		NG5 9BN	194
MR	ALAN WILLIAM	SOUTHWART	64 LEICESTER ROAD	THURCASTON	LEICESTER		LE7 7JG	450
MR	CHRISTOPHER RICHARD	SPACKMAN	1 REIGATE ROAD	BASFORD	NOTTINGHAM		NG7 7FB	375
MR	CHRISTOPHER RICHARD	SPACKMAN	1 REIGATE ROAD	BASFORD	NOTTINGHAM		NG7 7FB	47
MR	CHRISTOPHER	SPEED	11 GRANGE ROAD	BROUGHTON ASTLEY	LEICESTERSHIRE		LE9 6PH	390
MR	CHRISTOPHER	SPEED	11 GRANGE ROAD	BROUGHTON ASTLEY	LEICESTERSHIRE		LE9 6PH	300
MR	PAUL ANTHONY	SPEIGHT	4 LION D'ANGERS	WIVELISCOMBE	TAUNTON	SOMERSET	TA4 2PN	116
MRS	GLENIS	STAINES	117 OUTLANDS DRIVE	HINCKLEY	LEICS		LE10 0TN	233
MRS	GLENIS	STAINES	117 OUTLANDS DRIVE	HINCKLEY	LEICS		LE10 0TN	191
MRS	FIONA	STANCOMBE	155 GLADSTONE ROAD	LONDON			SW19 1QS	478
MS	ZOE	STENNING	GREEN LANE FARM	LONDON ROAD	PEWSHAM	CHIPPENHAM	SN15 2RR	97
MS	ZOE	STENNING	GREEN LANE FARM	LONDON ROAD	PEWSHAM	CHIPPENHAM	SN15 2RR	47
MISS	DEBORAH	STEPHENS	3 WINCHESTER ROAD	SHIRLEY	SOUTHAMPTON	HANTS	SO16 6UN	47
MRS	ALISON LOUISE	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK		CB9 7WG	389
MRS	ALISON LOUISE	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK		CB9 7WG	191
MRS	SALLY	STEWART	9 BEECH WALK	ELGIN	MORAY		IV31 4BA	194
MRS	SALLY	STEWART	9 BEECH WALK	ELGIN	MORAY		IV31 4BA	95
MR	THOMAS JAMES	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK		CB9 7WG	389
MR	THOMAS JAMES	STEWART	1 REYDON CLOSE	HAVERHILL	SUFFOLK		CB9 7WG	191
MR	BRIAN	STILING	53 CAMBRIDGE ROAD	CARSHALTON BEECHES	SURREY		SM5 3QR	191
MR	ANTHONY JAMES	STOCKER	370 BIDEFORD GREEN	LINSLADE	LEIGHTON BUZZARD		LU7 2TX	95
MR	ANDREW JOHN	STOKOE	8 WAISTRELL DRIVE	LOUGHBOROUGH	LEICESTERSHIRE		LE11 5ER	515
MR	ADAM	STRANG	99 HAYWOOD ROAD	TILE CROSS	BIRMINGHAM		B33 0XP	95
MRS	BEVERLEY DAWN	STROUCKEN	4 HOLMER ROAD	HEREFORD			HR4 9SA	155
MR	BARRY	STUBBS	10 BARNWELL GARDENS	WELLINGBOROUGH	NORTHAMPTONSHIRE		NN8 5FJ	311
MR	BARRY	STUBBS	10 BARNWELL GARDENS	WELLINGBOROUGH	NORTHAMPTONSHIRE		NN8 5FJ	172
MR	GUY	STUBBS	125 BRAMCOTE LANE	CHILWELL	NOTTINGHAM		NG9 4EU	1,219
MRS	JOAN	SUTTON	3 REDHOUSE LANE	ECCLESTON	CHORLEY		PR7 5RH	234

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MRS	MUJAHEDA	SYED	47 LANGLAND CRESCENT	STANMORE	MIDDX		HA7 1NF	97
MR	NISHAL	TANKARIA	33 CHERTSEY ROAD	LOWER FELTHAM	MIDDLESEX		TW13 4RB	292
MRS	URMILA	TANKARIA	33 CHERTSEY ROAD	LOWER FELTHAM	MIDDLESEX		TW13 4RB	751
MRS	URMILA	TANKARIA	33 CHERTSEY ROAD	LOWER FELTHAM	MIDDLESEX		TW13 4RB	584
MRS	SWATI	TANNA	28 BELMONT ROAD	COVENTRY	WEST MIDLANDS		CV6 5HF	47
MRS	LYNNE	TANNER	GELLI DEG COTTAGE	LLANNON ROAD	UPPER TUMBLE	LIANELLI	SA14 6DG	155
MRS	LYNNE	TANNER	GELLI DEG COTTAGE	LLANNON ROAD	UPPER TUMBLE	LIANELLI	SA14 6DG	76
MR	MARK ERIC	TASKER	71 NORDEN ROAD	BAMFORD	ROCHDALE	LANCASHIRE	OL11 5PN	114
MISS	KELLY	TAVERNER	45 WICKFORD AVENUE	PITSEA	BASILDON	ESSEX	SS13 3HA	38
MISS	KELLY	TAVERNER	45 WICKFORD AVENUE	PITSEA	BASILDON	ESSEX	SS13 3HA	19
MRS	LORRAINE	TAYLOR	8 SALISBURY CRESENT	BLANDFORD	DORSET		DT11 7LX	153
MRS	MELIA DAWN	TAYLOR	22 DOVEHOUSE CLOSE	BROMHAM	BEDS		MK43 8PS	191
MRS	BARBARA	THACKER	14 SPINNEYFIELDS	WILDWOOD	STAFFORD		ST17 4RR	38
MRS	DENA KAY	THOMSON	17 ROSSENDALE	CHELMSFORD	ESSEX		CM1 2UA	38
MRS	HILARY	THOMSON	107 SALTDEAN VALE	SALTDEAN	BRIGHTON	EAST SUSSEX	BN2 8HE	150
MRS	HILARY	THOMSON	107 SALTDEAN VALE	SALTDEAN	BRIGHTON	EAST SUSSEX	BN2 8HE	38
MISS	PATRICIA MARGARE	THOMSON	78 HOGARTH DRIVE	CUPAR	FIFE		KY15 5YU	974
MRS	DIANE	THORNE	7 BOONS ORCHARD	RUISHTON	TAUNTON	SOMERSET	TA3 5JH	38
MR	GARRY	TIERNEY	16 SHERIDAN GROVE	OXLEY PARK	MILTON KEYNES	BUCKS	MK4 4GP	375
MR	GARRY	TIERNEY	16 SHERIDAN GROVE	OXLEY PARK	MILTON KEYNES	BUCKS	MK4 4GP	191
MR	GERALD	TIMSON	20 FARRWOOD CLOSE	GROBY	LEICESTER		LE6 0FX	374
MR	JONATHAN	TINDALL	118 RUSSELL DRIVE	WOLLATON	NOTTINGHAM		NG8 2BE	389
MR	JONATHAN	TINDALL	118 RUSSELL DRIVE	WOLLATON	NOTTINGHAM		NG8 2BE	191
MR	LEE	TINSLEY	18 ROWTON HEATH	OAKHILL	MILTON KEYNES		MK5 6NA	95
MRS	MARGARET FRANCES	TODD	15 HARBURY AVE	AINSDALE SOUTHPORT	MERSEYSIDE		PR8 2TA	77
MRS	ELIZABETH	TONKS	18 CAPELL CLOSE	WORLE	WESTON SUPER MARE	SOMERSET	BS22 8AT	38
MRS	ELIZABETH	TONKS	18 CAPELL CLOSE	WORLE	WESTON SUPER MARE	SOMERSET	BS22 8AT	19
MRS	ANNE	TONNER	196 TANTALLON AVENUE	PITTEUCHAR	GLENROTHES	FIFE	KY7 4QA	76
MR	MARK GORDON	TRESIDDER	34 GRACES CLOSE	CRANFIELD	BEDS		MK43 0HQ	136
MR	MARK GORDON	TRESIDDER	34 GRACES CLOSE	CRANFIELD	BEDS		MK43 0HQ	67
MR	STEVEN	TRIBE	48 CULLERCOATS ROAD	SUNDERLAND	TYNE AND WEAR		SR5 3RZ	76
MR	GEOFFREY WILLIAM	TUCKER	1 NEWTON PARK CLOSE	NEWHALL	SWADLINCOTE	DERBYSHIRE	DE11 0AU	389
MR	GEOFFREY WILLIAM	TUCKER	1 NEWTON PARK CLOSE	NEWHALL	SWADLINCOTE	DERBYSHIRE	DE11 0AU	124
MRS	MARILYN	TUCKER	21 THE BRAMBLES	ST GEORGES	WESTON SUPER MARE		BS22 7SX	449
MRS	MARILYN	TUCKER	21 THE BRAMBLES	ST GEORGES	WESTON SUPER MARE		BS22 7SX	229
MRS	JANET	TURNER	22 WOOLFORD WAY	WINKLEBURY	BASINGSTOKE	HAMPSHIRE	RG23 8AT	47
MRS	JOANNE	TURNER	7 ALLINGTON WAY	CHIPPENHAM	WILTSHIRE		SN14 0JT	74
MISS	SARAH ALLISON	TURPIN	9 MAPLESTEAD AVENUE	WILFORD VILLAGE	NOTTINGHAM		NG11 7AS	153
MRS	CHRISTINE YVONNE	TWIST	60 KILSBY DRIVE	WIDNES	CHESHIRE		WA8 0YA	155
MRS	LORRAINE A	TWIST	120 COWAN WAY	WIDNES	CHESHIRE		WA8 9BP	155
MRS	ANGELA	VANDER	844 EAST ROCHESTER WAY	SIDCUP	KENT		DA15 3DP	19
MR	NICHOLAS VIVIAN	VANSTONE	9 STANLEY ROAD	MAPPERLEY	NOTTINGHAM		NG3 6HT	731

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	NICHOLAS VIVIAN	VANSTONE	9 STANLEY ROAD	MAPPERLEY	NOTTINGHAM		NG3 6HT	563
MRS	JANE	VARNDELL	40 CHATSWORTH CRESCENT	STOKE PARK	IPSWICH	SUFFOLK	IP2 9BY	77
MRS	JANE	VARNDELL	40 CHATSWORTH CRESCENT	STOKE PARK	IPSWICH	SUFFOLK	IP2 9BY	76
MR	AMRIK	VIRDEE	72 NARBOROUGH RD STH	LEICESTER			LE3 2FP	153
MR	JAMES	VOWLES	16 BLOOMFIELD ROAD	BATH	AVON		BA2 2AB	116
MR	SUNIL	VYAS	28 DEVON WAYE	HOUNSLOW	MIDDLESEX		TW5 0NE	389
MR	SUNIL	VYAS	28 DEVON WAYE	HOUNSLOW	MIDDLESEX		TW5 0NE	95
MR	GREG HENRY	WADDELL	4 WILLIAM ST	OBAN	ARGYLL		PA34 5QE	109
MR	DAVID	WALKER	22 HAZELDEAN TERRACE	EDINBURGH	MID LOTHIAN		EH16 5RU	191
MR	DAVID JOHN	WALKER	5 FRAMLINGHAM COURT	SHENLEY CHURCH END	MILTON KEYNES	BUCKS	MK5 6HD	389
MR	DAVID JOHN	WALKER	5 FRAMLINGHAM COURT	SHENLEY CHURCH END	MILTON KEYNES	BUCKS	MK5 6HD	143
MR	JOHN	WALKER	31 TOWER ROAD	RUGBY	WARKS		CV22 5NA	233
MR	JOHN	WALKER	31 TOWER ROAD	RUGBY	WARKS		CV22 5NA	141
MR	MICHAEL JOHN	WALKER	25 HAYDON CLOSE	MAIDSTONE	KENT		ME16 0WG	194
MR	RICHARD ANTHONY	WALKER	49 BRACKENDALE ROAD	SWANWICK	ALFRETON		DE55 1DX	563
MR	RICHARD ANTHONY	WALKER	49 BRACKENDALE ROAD	SWANWICK	ALFRETON		DE55 1DX	143
MR	ANDREW	WARD	WOOD END COTTAGE	WOOD END	NASH	MILTON KEYNES	MK17 0EL	389
MR	STEPHEN DAVID	WARD	27 RUTLAND ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 5DH	974
MR	KEVIN ANDREW	WARN	20 FORSYTHIA CLOSE	LUTTERWORTH	LEICESTERSHIRE		LE17 4FD	233
MR	KEVIN ANDREW	WARN	20 FORSYTHIA CLOSE	LUTTERWORTH	LEICESTERSHIRE		LE17 4FD	76
MRS	SUSAN	WARRINGTON	33 GRAND CROSS ROAD	DALTON	HUDDERSFIELD	WEST YORKSHIRE	HD5 9HB	194
MR	PAUL VINCENT	WATERS	20 STETCHWORTH DRIVE	BOOTHSTOWN	WORSLEY		M28 1EX	487
MR	PAUL VINCENT	WATERS	20 STETCHWORTH DRIVE	BOOTHSTOWN	WORSLEY		M28 1EX	375
MR	PAUL VINCENT	WATERS	20 STETCHWORTH DRIVE	BOOTHSTOWN	WORSLEY		M28 1EX	584
MISS	JANE	WATKINSON	WARREN COTTAGE	56 CAUSE END ROAD	WOOTTON		MK43 9DE	974
MISS	MICHELLE	WATTERS	26 THE MEDWAY	SUMMIT	HEYWOOD	LANCS	OL10 4SP	95
MR	CHRISTOPHER JOHN	WEBB	30 MOOR LANE	BUNNY	NOTTINGHAMSHIRE		NG11 6QX	187
MRS	SUSAN	WEST	15 RANGEWOOD AVENUE	READING	BERKSHIRE		RG30 3NN	38
MISS	VICTORIA LOUISE	WEST	THE MOORING	7 MILLHOLM RISE	SIMPSON MILTON KEYNES		MK6 3BF	478
MR	STEPHEN	WESTON	4 MAYFIELD VILLAS	GRAIGWEN	PONTYPRIDD	MID GLAMORGAN	CF37 2HE	272
MR	STEPHEN	WESTON	4 MAYFIELD VILLAS	GRAIGWEN	PONTYPRIDD	MID GLAMORGAN	CF37 2HE	114
MRS	KATHRYN	WHEATLAND	3 CRAY PARADE	MAIN ROAD	ST PAULS CRAY	ORPINGTON	BR5 3HG	77
MRS	KATHRYN	WHEATLAND	3 CRAY PARADE	MAIN ROAD	ST PAULS CRAY	ORPINGTON	BR5 3HG	191
MISS	SUZANNE	WHEATLAND	3 CRAY PARADE	ST PAULS CRAY	KENT		BR5 3HG	38
MISS	SUZANNE	WHEATLAND	3 CRAY PARADE	ST PAULS CRAY	KENT		BR5 3HG	19
	BARRY	WHITE	5 WOODHAM DRIVE	HATFIELD PEVEREL	CHELMSFORD	ESSEX	CM3 2RR	389
MR	MALCOLM CORNELIUS	WHITEHOUSE	6 TRINITY CLOSE	FELMERSHAM	BEDFORD		MK43 7HW	974
MRS	MARGARET	WHITFIELD	JOLLY ROW COTTAGE	17 CHAPEL LANE	CRONTON	WIDNES	WA8 4NT	233
MRS	ANN	WIBERG	1 SUNNINGDALE	SOUTH SHIELDS			NE33 3JA	90
MRS	ANN	WIBERG	1 SUNNINGDALE	SOUTH SHIELDS			NE33 3JA	28
MR	OLIVER JAMES	WILKES	LITTYWOOD	THE FLAT OVENS	PENKRIDGE		ST19 5SH	584
MRS	MICHELLE	WILLETTS	43 THE GRANGE	BURTON ON TRENT			DE14 2EX	47

GUS plc
Attachment to Form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MS	DEANA	WILLIAMS	15 ELISE CLOSE	CASTLEDEAN PARK	BOURNEMOUTH	DORSET	BH7 7HQ	150
MR	JEREMY	WILLIAMS	4 THE PINES	TYLERS GREEN	BUCKINGHAMSHIRE		HP10 8BY	375
MR	JEREMY	WILLIAMS	4 THE PINES	TYLERS GREEN	BUCKINGHAMSHIRE		HP10 8BY	97
MR	JEREMY	WILLIAMS	4 THE PINES	TYLERS GREEN	BUCKINGHAMSHIRE		HP10 8BY	95
MISS	REBECCA	WILLIAMS	17 WELLS CLOSE	GAER	NEWPORT	GWENT	NP20 3LJ	19
MISS	REBECCA LOUISE	WILLIAMS	56 HAMBLE ROAD	BEDFORD			MK41 7XW	95
MISS	RHIAN MARIE	WILLIAMS	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES		MK5 7PB	311
MISS	RHIAN MARIE	WILLIAMS	2 HANSEN CROFT	SHENLEY LODGE	MILTON KEYNES		MK5 7PB	172
MR	BEN	WILSON	63 RECTORY GROVE	CLAPHAM	LONDON		SW4 0DS	478
MRS	HELEN	WILSON	30 COTHERSTONE ROAD	NEWTON HALL	DURHAM	COUNTY DURHAM	DH1 5YN	38
MRS	KATIE ISABEL	WILSON	1 ORCHARD STREET	WEST DIDSBURY	MANCHESTER		M20 2LP	389
	MARGARET	WILSON	141 BOOTH LANE SOUTH	NORTHAMPTON			NN3 3HA	97
	MARGARET	WILSON	141 BOOTH LANE SOUTH	NORTHAMPTON			NN3 3HA	47
MR	STUART DAVID	WILSON	13 VICARAGE CLOSE	COLLINGHAM	NOTTINGHAMSHIRE		NG23 7PQ	292
MISS	TERESA	WINROW	161 HILL LANE	BLACKLEY	MANCHESTER		M9 6RL	194
MISS	TERESA	WINROW	161 HILL LANE	BLACKLEY	MANCHESTER		M9 6RL	134
MISS	ANDREA	WISKIN	6 ROSEBANK WALK	WOOLWICH	LONDON		SE18 5ED	38
MR	MARK	WOOLGAR	3 GREEN CLOSE	BISHOPS LANE	RINGMER	LEWES	BN8 5LG	38
MR	MARK	WOOLGAR	3 GREEN CLOSE	BISHOPS LANE	RINGMER	LEWES	BN8 5LG	38
MR	ROBERT	WRAGG	4 LAMBERT DRIVE	ACTON	SUDBURY SUFFOLK		CO10 0BU	194
MR	ROBERT	WRAGG	4 LAMBERT DRIVE	ACTON	SUDBURY SUFFOLK		CO10 0BU	191
MRS	KAY ANN	YALE	2 LYE CROSS ROAD	TIVIDALE	OLDBURY	WEST MIDLANDS	B69 1PQ	187
MRS	SANDRA	YATES	28 BROWNING ROAD	REDDISH	STOCKPORT		SK5 6JN	389
MRS	SANDRA	YATES	28 BROWNING ROAD	REDDISH	STOCKPORT		SK5 6JN	143
MR	MARTYN WILLIAM	YOUNG	6 ROBSART PLACE	CUMNOR	OXON		OX2 9QT	155
MR	PETER	YOUNG	14 WINTERBOURNE MEWS	LEWES	EAST SUSSEX		BN7 1HG	77
MR	PETER	YOUNG	14 WINTERBOURNE MEWS	LEWES	EAST SUSSEX		BN7 1HG	28
								198,944

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If sł ·es were allotted on one date ente. ..ıat date in the "from" box.)*	02	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,156	28,218	1,627
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each Share *(including any share premium)*	384p	508p	648p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If t' allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : **2**

Signed ______________________ **Date** ______________

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper) The Works
5 Union Street Manchester M12 4JD
Tel: 0870 836 4064 Facsimile: 0870 836 4056
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	146575
Company name in full	GUS plc
	2 of 2

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	89		
Nominal value of each share	29 3/43p		
Amount (if any) paid or due on each Share *(including any share premium)*	687p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the Contract is not in writing.)*	

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Lloyds TSB Registrars Corporate Nominee Limited	Class of shares allotted	Number allotted
Address	The Causeway, Worthing, West Sussex.	Ordinary	8,622
Postcode	BN99 6DA		
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	40,468
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**49,090**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 6 OCTOBER 2006

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

GUS plc (Mr Paul Cooper)
The Works
5 Union Street
Manchester
M12 4JD

Tel: 0870 836 4064 Facsimile: 0870 836 4056

DX number DX exchange

GUS plc
Attachment to form 88(2) dated 6 October 2006

Title	Forename(s)	Surname	Address				Postcode	Shares Allotted
MR	SHABBIR	BANDALI	26 RESTHARROW MEAD	BICESTER	OXFORDSHIRE		OX26 3AF	218
MRS	SHARON JANE	BESSELL	FRESHFIELDS	STOCK LANE	WHADDON	MILTON KEYNES	MK17 0LS	364
MR	ANTHONY	CHAPMAN	1 DURHAM DRIVE	DEEPCUT	CAMBERLEY	SURREY	GU16 6GG	1,456
MRS	BARBARA	CHAPMAN	WINDY RIDGE	DAFFY GREEN	SHIPDHAM	DEREHAM	IP25 7QQ	364
MR	CHRISTOPHER ANTHONY	CLARK	140 GALSWORTHY DRIVE	CAVERSHAM	READING	BERKSHIRE	RG4 6QJ	364
MR	NIGEL	COUPLAND	60 CUNNINGHAM DRIVE	LUTTERWORTH	LEICESTERSHIRE		LE17 4YR	291
MRS	MARGARET ANN	CROFT	459 WHADDON WAY	BLETCHLEY	MILTON KEYNES	BUCKINGHAMSHIRE	MK3 7PA	109
MRS	CLARE LOUISE	CROSS	110 PARTINGTON LANE	SWINTON	MANCHESTER	LANCASHIRE	M27 5YW	175
MRS	SHEILA	FINDON	6 BERKELEY CLOSE	GNOSALL	STAFFORD	STAFFORDSHIRE	ST20 0LU	145
MR	DONALL	GOLDRICK	EASTBROOK HOUSE	BACK STREET	THORNBOROUGH	BUCKINGHAM	MK18 2DH	1,092
MRS	JANE	GOODWIN	38 TUMBLEWOOD ROAD	BANSTEAD	SURREY		SM7 1DX	364
MRS	ROSITA	GOOGE	450 NIMBUS WAY	STUDLANDS PARK	NEWMARKET	SUFFOLK	CB8 7BD	72
MS	RAMINDER	GOSAL	1 OAKWOOD DRIVE	ASPLEY HALL	NOTTINGHAM	NOTTINGHAMSHIRE	NG8 3LZ	4,394
MR	ANDREW	HOY	46 BOBBITS WAY	WIVENHOE	COLCHESTER	ESSEX	CO7 9NJ	169
MRS	SHEILA	HULBERT	30 NEWMARKET ROAD	REDCAR	CLEVELAND		TS10 2HZ	655
MR	JOHN	HYLANDS	26 HORNDEAN AVENUE	WIGSTON FIELDS	LEICESTERSHIRE		LE18 1DP	974
MISS	KATHERINE MARY	IVES	4 GALLOWHILL ROAD	KINROSS	PERTHSHIRE		KY13 8RA	58
DR	KAREN ANGELA	JAMES	29 LARKSPUR AVENUE	REDHILL	NOTTINGHAM	NOTTINGHAMSHIRE	NG5 8JU	878
MR	KEVIN ANTHONY	JONES	52 FARM ROAD	CHILWELL	BEESTON	NOTTINGHAM	NG9 5DA	182
MISS	BERENICE	KING	20 BYFIELD ROAD	CHIPPING WARDEN	BANBURY	OXFORDSHIRE	OX17 1LD	1,092
MRS	LINDA GAYNOR	KING	113 LIME GROVE	NEWARK	NOTTINGHAMSHIRE		NG24 4AG	101
MR	SIMON DAVID	LEE	73 JAMES CLOSE	DERBY	DERBYSHIRE		DE1 1DP	182
MRS	NICOLA JANE	LEWIS	2 GLEMSFORD DRIVE	HARPENDEN	HERTFORDSHIRE		AL5 5RB	527
MR	PAUL	LOFT	BACTON GRANGE	RECTORY ROAD	BACTON	STOWMARKET	IP14 4LE	4,394
MR	THOMAS ANTHONY	LOYA	20 NORTH STREET	BEESTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG9 1FF	364
MISS	JOANNE	MCFARLAND	96 FOLLY LANE	ST ALBANS	HERTFORDSHIRE		AL3 5JH	874
MRS	JENNIFER	MORAN	1 ORLANDO DRIVE	CARLTON	NOTTINGHAM	NOTTINGHAMSHIRE	NG4 3FN	728
MR	TIMOTHY	MORGAN	13 MEADOW ROAD	BROUGHTON	CHESTER	CHESHIRE	CH4 0RG	145
MR	GARY	MUNN	63 LAKES LANE	NEWPORT PAGNELL	BUCKINGHAMSHIRE		NP16 8HT	364
MRS	EMMA	PANTER	4 THE LINKS	TREVETHIN	PONTYPOOL	GWENT	NP4 8DG	291
MR	COLIN ANTHONY	PENDRED	497 NOTTINGHAM ROAD	NOTTINGHAM	NOTTINGHAMSHIRE		NG6 0FB	364
MR	JULIAN	RAPKINS	1 TODENHAM WAY	HATTON	WARWICKSHIRE		CV35 7UE	728
MRS	SUSAN	READ	22 COMMON APPROACH	THUNDERSLEY	ESSEX		SS7 3LA	145
MRS	CATHERINE	RICHARDSON	23 SHERIDAN STREET	BELFAST	COUNTY ANTRIM		BT15 2BT	429
MR	MICHAEL	ROOTS	4 BENTLIF CLOSE	MAIDSTONE	KENT		ME16 0EH	1,820
MR	ROBERT ANDREW	SAVAGE	3 HUDSON WAY	RADCLIFFE ON TRENT	NOTTINGHAM	NOTTINGHAMSHIRE	NG12 2PP	294
MR	GEOFF	SCHMID	22 LANDSBOROUGH GATE	WILLEN	MILTON KEYNES	BUCKINGHAMSHIRE	MK15 9JT	364
MRS	EMMA LOUISE	SHAW	THE OLD COACH HOUSE	NEWARK ROAD	CODDINGTON	NEWARK	NG24 2QG	364
MR	MICHAEL ROBERT	SIBBALD	THE LONG HOUSE	DEANSFOOT ROAD	WEST LINTON	PEEBLES-SHIRE	EH45 7DX	4,394
MR	MATTHEW GEORGE	SMITH	LITTLE HILL HOUSE	1 LICHFIELD CLOSE	KISLINGBURY	NORTHAMPTONSHIRE	NN7 3EQ	364
MR	PAUL	SMITH	18 LINCESLADE GROVE	LOUGHTON	MILTON KEYNES	BUCKINGHAMSHIRE	MK5 8DL	1,820
MR	DANIEL	TAYLOR	37 BURTON ROAD	BRANSTON	BURTON ON TRENT	STAFFORDSHIRE	DE14 3DL	874
MR	DAVID PAUL	UNDERWOOD	1/B	MEASHALL HOUSE	BURTON BANK LANE	STAFFORD	ST17 9JG	145
MR	ANDREW	WATKINS	THE STEPPES	212 COOMBFIELD DRIVE	DARENTH	DARTFORD	DA2 7LG	72
MR	RICHARD	WATKINS	30 COUPER STREET	HOVE	EAST SUSSEX		BN3 5BP	4,394
MISS	DENISE	WESLEY	276 LONDON ROAD	WYBERTON	BOSTON	LINCOLNSHIRE	PE21 7BA	1,456
MRS	KATHRYN	WHEATLAND	3 CRAY PARADE	MAIN ROAD	ST PAULS CRAY	ORPINGTON	BR5 3HG	145
MS	GILLIAN	WILSON-COPLAND	GRASMERE	258 SOUTHPORT ROAD	SCARISBRICK	SOUTHPORT	PR8 5LF	182
MRS	NATALIE	WOODS	MODEL COTTAGE	STRELLEY ROAD	STRELLEY VILLAGE	NOTTINGHAM	NG8 6PB	728
								40,468

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 146575

Company name in full GUS plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year
From	04	10	2006
To			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary	Ordinary
Number allotted	~~3,798~~ 247	651	1574	1,326
Nominal value of each share	29 3/43p	29 3/43p	29 3/43p	29 3/43p
Amount (if any) paid or due on each share *(including any share premium)*	£5.08	£5.23	£6.48	£6.87

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Barclays Stockbrokers Limited A/C 895 Part ID BARCNOMS Address: Tay House, 300 Bath Street, Glasgow UK Postcode G2 4JR	Ordinary	3,211
Name: Mrs Bernadette Doyle Address: 120 Cromlech Fields, Ballybrach, Co Dublin, Ireland	Ordinary	157
Name: Mr Andrew Reid Address: 30 St Patricks Park, Clondalkin, Dublin, Eire UK Postcode	Ordinary	262
Name: Miss June West Address: 58 Taracrea, Kilteragh, Dooradoyle, Limerick Republic of Ireland	Ordinary	40
Name: Mr Thomas White Address: 11 Church View, Crossmolina, Co Mayo	Ordinary	128
	TOTAL	**3,798**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] Date 6 October 2000

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~*

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

PG Cooper, GUS plc, The Works
5 Union Street, Manchester, M12 4JD
ESP-EXEC/AL/11466 Tel: 0870 836 4064
DX number DX exchange

LFM

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	146575
Company name in full	GUS plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	10	2006			

Class of shares (ordinary or preference etc)	deferred		
Number allotted	1		
Nominal value of each share	$29\frac{3}{43}$ pence		
Amount (if any) paid or due on each share (including any share premium)	$29\frac{3}{43}$ pence		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Experian Group Limited	Class of shares allotted	Number allotted
Address: 22 Grenville Street, St. Helier, Jersey, Channel Islands	deferred	1
UK Postcode JE4 8PX		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		
Name(s):	Class of shares allotted	Number allotted
Address:		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 4 October 2006

** ~~A director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

LFM GROUP LASERFORM

CHFP025

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Please complete legibly in black type or bold block lettering

Pursuant to section 169A(2) of the Companies Act 1985

Company Number 146575

Company Name in full GUS plc

Please do not write in the space below. For Inland Revenue use only.

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares cancelled	8,919,334		
Nominal value of each share	29 3/43 pence		
Date(s) shares were cancelled	28/09/2006		

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*			
Number of shares sold or transferred			
Nominal value of each share			
Date(s) shares were sold or transferred			

**Delete as appropriate

Signed **Date**

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

LFM GROUP LASERFORM

CHFP025

169A(2)

Return by a public company cancelling or selling or transferring shares from treasury

Please complete legibly in black type or bold block lettering

Pursuant to section 169A(2) of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Company Number 146575

Company Name in full GUS plc

TREASURY SHARES CANCELLED:

(Stamp Duty of £5 is payable if this return shows that treasury shares have been cancelled)

Class of shares *(ordinary or preference etc)*			
Number of shares cancelled			
Nominal value of each share			
Date(s) shares were cancelled			

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were cancelled or sold or transferred. Any shares sold or transferred from treasury must be "qualifying shares" as defined by section 162(4) of the Companies Act 1985

TREASURY SHARES SOLD OR TRANSFERRED*:

*Shares may only be transferred (as opposed to sold) from treasury for the purposes of, or pursuant to, an employees' share scheme

Class of shares *(ordinary or preference etc)*	Ordinary		
Number of shares sold or transferred	7,111,066		
Nominal value of each share	29 3/43 pence		
Date(s) shares were sold or transferred	28/09/2006		

Signed [signature] **Date**

**Delete as appropriate

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form and it has been stamped by the Inland Revenue please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh or LP - 4 Edinburgh 2**

Commission No 82-5017

CERTIFICATE OF REGISTRATION OF ORDER OF COURT AND MINUTE ON REDUCTION OF CAPITAL

Company No. **146575**

Whereas **GUS PLC**

having by Special Resolution reduced its capital as confirmed by an Order of the High Court of Justice, Chancery Division

dated the **6th October 2006**

Now therefore I hereby certify that the said Order and a Minute approved by the Court were registered pursuant to section 138 of the Companies Act, 1985, on the **6th October 2006**

Given at Companies House, Cardiff the **6th October 2006**

A HENDERS

An Authorised Officer

E11 *ETLDH80M* 271
COMPANIES HOUSE 6 10 06

Exemption No
82-5017

146575

IN THE HIGH COURT OF JUSTICE **No. 5133 of 2006**
CHANCERY DIVISION
COMPANIES COURT
JUSTICE DAVID RICHARDS

SUPREME COURT OF JUDICATURE COMPANIES ENTERED - 6 OCT 06

IN THE MATTER OF GUS PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

UPON THE ADJOURNED PETITION of the above-named GUS plc (the "Company") whose registered office is situate at One Stanhope Gate, London W1K 1AF, presented to this Court in the above matters on 8 September 2006

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

THIS COURT ORDERS that the reduction of the capital of the Company from £312,500,000 to £57,428,779.06$^{42}/_{43}$ resolved on and effected by a Special Resolution passed at an Extraordinary General Meeting of the Company held on 29 August 2006 be and the same is hereby confirmed in accordance with the provisions of the above-mentioned Act

AND THIS COURT APPROVES the Minute set forth in the Schedule hereto

AND IT IS ORDERED:

1. that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him together with a copy of the said Minute; and
2. that notice of the registration by the Registrar of Companies of this Order and of the said Minute be published once in the Times newspaper within 21 days after such registration

AND THIS COURT DIRECTS pursuant to Section 139(2) of the said Act that the Registrar of Companies do register this Order notwithstanding that it has the effect of bringing the nominal value of the allotted share capital of the Company below the authorised minimum

Dated 6 October 2006

The Schedule Before Referred To

MINUTE APPROVED BY THE COURT

"The capital of GUS plc was by virtue of a Special Resolution and with the sanction of an Order of the High Court of Justice dated 6 October 2006 reduced from £312,500,000 divided into 1,074,999,999 Ordinary Shares of $29^{3}/_{43}$ pence each and one Deferred Share of $29^{3}/_{43}$ pence to £57,428,779.06$^{42}/_{43}$ divided into 197,554,999 Ordinary Shares of $29^{3}/_{43}$ pence each and one Deferred Share of $29^{3}/_{43}$ pence. By virtue of a Scheme of Arrangement sanctioned by the said Order and of the said Special Resolution the capital of the Company upon the registration of this Minute is £312,500,000 divided into 1,074,999,999 Ordinary Shares of $29^{3}/_{43}$ pence each none of which has been issued and one Deferred Share of $29^{3}/_{43}$ pence which has been issued and is deemed to be fully paid up."

No. 5133 of 2006

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
JUSTICE DAVID RICHARDS

Re: GUS PLC

- and -

Re: THE COMPANIES ACT 1985

ORDER

Confirming reduction of capital

Linklaters
One Silk Street
London EC2Y 8HQ

Tel: 020 7456 2000
Fax: 020 7456 2222

Ref: A Styles

146573

Exemption No
82-5007

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
JUSTICE DAVID RICHARDS

No. 5133 of 2006

IN THE MATTER OF GUS PLC

- and -

IN THE MATTER OF THE COMPANIES ACT 1985

UPON THE PETITION of the above-named GUS plc (the "**Company**"), whose registered office is situate at One Stanhope Gate, London W1K 1AF, presented to this Court in the above matters on 8 September 2006

AND UPON HEARING Counsel for the Company

AND UPON READING the said Petition and the evidence

AND UPON each of Experian Group Limited, Home Retail Group plc (formerly ARG Holdings (UK) plc), Hampden Group Limited and ARG (UK) Limited by Counsel for the Company, being their Counsel for this purpose, submitting to be bound by the Scheme of Arrangement hereinafter sanctioned and undertaking to be bound thereby and to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by them for the purpose of giving effect thereto

THIS COURT HEREBY SANCTIONS the Scheme of Arrangement as set forth in the Schedule to the said Petition and in the Schedule hereto

AND IT IS ORDERED that this Order be produced to the Registrar of Companies and that an office copy hereof be delivered to him

AND IT IS ORDERED that the further hearing of the Petition be adjourned to Friday 6 October 2006

Dated 4 October 2006

THE SCHEDULE before referred to: SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT

No. 5133 of 2006

IN THE MATTER OF GUS PLC

—and—

IN THE MATTER OF THE COMPANIES ACT 1985

SCHEME OF ARRANGEMENT
(under section 425 of the Companies Act 1985)

BETWEEN

GUS PLC

AND

THE HOLDERS OF
GUS SCHEME SHARES
(as hereinafter defined)

PRELIMINARY

(A) In this Scheme, unless inconsistent with the subject or context, the following expressions bear the following meanings:

"ARG Holdings"	ARG Holdings (UK) plc, incorporated in England and Wales with registered number 5863533;
"ARG Shares"	ordinary shares in the capital of ARG Holdings, the nominal value of which may be adjusted at an extraordinary general meeting of ARG Holdings to be held prior to the Effective Date;
"ARG UK Court Order"	the order of the Court confirming the ARG UK Reduction of Capital;
"ARG (UK) Limited"	ARG (UK) Limited, incorporated in England and Wales with registered number 5844516;
"ARG UK Reduction of Capital"	the reduction of capital of ARG (UK) Limited under section 137 of the Companies Act cancelling and extinguishing the ARG UK Reduction Shares;
"ARG UK Reduction Shares"	the ARG UK Shares in issue at the Part III Effective Date other than those held by ARG Holdings;
"ARG UK Shares"	ordinary shares in the capital of ARG (UK) Limited;
"business day"	a day on which London Stock Exchange plc is open for the transaction of business;
"certificated" or "in certificated form"	not in uncertificated form (that is, not in CREST);
"Companies Act"	the Companies Act 1985 (as amended);
"Company"	GUS plc, incorporated in England and Wales with registered number 146575;
"Court"	the High Court of Justice in England and Wales;
"Court Meeting"	the meeting of the holders of GUS Scheme Shares convened by order of the Court pursuant to section 425 of the Companies Act to consider and, if thought fit, approve this Scheme, including any adjournment thereof;
"CREST"	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo Limited in accordance with the Uncertificated Securities Regulations 2001 or the Companies (Uncertificated Securities) (Jersey) Order 1999 (as applicable);

"Effective Date"	the date on which this Scheme becomes effective in accordance with Clause 11.1;
"Experian Group"	Experian Group Limited, incorporated in Jersey with registered number 93905;
"Experian Shares"	ordinary shares in the capital of Experian Group, the nominal value of which may be adjusted at an extraordinary meeting of Experian Group to be held prior to the Effective Date;
"GUS Deferred Share"	the GUS Share that is to be reclassified as a deferred share and issued to Experian Group prior to the Effective Date;
"GUS Scheme Shares"	(i) the GUS Shares in issue at the date of this Scheme; (ii) any GUS Shares issued after the date of this Scheme and before the Voting Record Time; and (iii) any GUS Shares issued at or after the Voting Record Time and before the Scheme Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by this Scheme, in each case excluding the GUS Deferred Share;
"GUS Shares"	ordinary shares of $29^{3}/_{43}$p each in the capital of the Company;
"Hampden Group Court Order"	the order of the Northern Ireland Court confirming the Hampden Group Reduction of Capital;
"Hampden Group Limited"	Hampden Group Limited, incorporated in Northern Ireland with registered number NI 011639;
"Hampden Group Reduction of Capital"	the reduction of capital of Hampden Group Limited under article 145 of the Northern Ireland Companies Act cancelling and extinguishing the Hampden Group Reduction Shares;
"Hampden Group Reduction Shares"	the Hampden Group Shares in issue at the Part II Effective Date;
"Hampden Group Shares"	ordinary shares in the capital of Hampden Group Limited;
"holder"	includes a person entitled by transmission;
"Issuer"	the company allotting and issuing Relevant Shares pursuant to Clause 2, Clause 4 or Clause 6 (as the case may be);
"members"	members of the Company on the register of members at any relevant date;
"New ARG UK Shares"	the new ARG UK Shares created on an increase by ARG (UK) Limited of its authorised share capital by such number of ARG UK Shares as shall be equal to the number of ARG UK Reduction Shares cancelled pursuant to the ARG UK Reduction of Capital;
"New Hampden Group Shares"	the new Hampden Group Shares created on an increase by Hampden Group Limited of its authorised share capital by such number of Hampden Group Shares as shall be equal to the number of Hampden Group Reduction Shares cancelled pursuant to the Hampden Group Reduction of Capital;
"Northern Ireland Companies Act"	Companies (Northern Ireland) Order 1986, as amended;
"Northern Ireland Court"	Her Majesty's High Court of Justice in Northern Ireland;
"Part II Effective Date"	the date on which an office copy of the Hampden Group Court Order is delivered to the Registrar of Companies in Northern Ireland and is registered;
"Part III Effective Date"	the date on which an office copy of the ARG UK Court Order is delivered to the Registrar of Companies in England and Wales and is registered;
"Reducing Company"	the company reducing its capital pursuant to Clause 1.1, Clause 3.1 or Clause 5.1 (as the case may be);
"Relevant Date"	in the case of Part I of this Scheme, the Effective Date, in the case of Part II of this Scheme, the Part II Effective Date and, in the case of Part III of this Scheme, the Part III Effective Date;
"Relevant Shares"	the shares allotted and issued by the relevant Issuer pursuant to Clause 2.1, Clause 4.1 or Clause 6.1 (as the case may be);

"Scheme"	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings;
"Scheme Record Time"	4.30 p.m. on the Effective Date;
"uncertificated" or "in uncertificated form"	recorded on the relevant register as being held in uncertificated form in CREST and title to which may be transferred by means of CREST; and
"Voting Record Time"	6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting,

and references to Clauses are to Clauses of this Scheme.

(B) The authorised share capital of the Company at the date of this Scheme is £312,500,000 divided into 1,075,000,000 GUS Shares, of which, as at the close of business on 20 July 2006, 882,006,679 had been issued and were credited as fully paid and the remainder were unissued. It is proposed that one authorised but unissued GUS share be re-classified as a GUS Deferred Share and that such share be issued to Experian Group for cash before the Effective Date.

(C) Experian Group was incorporated as a public limited company under the Companies (Jersey) Law 1991 on 30 June 2006 with the name New Gemini (Jersey Co) No. 1 Limited, which name was changed to its present name on 7 July 2006. The authorised share capital of Experian Group at the date of this Scheme is US$10,000 divided into 10,000 ordinary shares of US$1 each, of which as at the close of business on 20 July 2006, two had been issued and were credited as fully paid and the remainder were unissued.

(D) Hampden Group Limited was incorporated on 29 November 1976 under the Companies Act (Northern Ireland) 1960 as a private limited company with the name Clanebo Warehousing Limited, which name was changed to Hampden Homes Limited on 22 February 1977. It was re-registered under the Companies Act (Northern Ireland) 1960 as a public limited company on 25 October 1985 with the name Hampden Homecare PLC, which name was changed to Hampden Group PLC on 16 June 1992. It was re-registered under the Northern Ireland Companies Act as a private limited company on 19 January 2001 with its present name. The authorised share capital of Hampden Group Limited at the date of this Scheme is £2,000,000 divided into 20,000,000 ordinary shares of 10p each, of which as at the close of business on 20 July 2006, 15,889,247 had been issued and were credited as fully paid and the remainder were unissued.

(E) ARG (UK) Limited was incorporated on 13 June 2006 under the Companies Act as a private limited company with the name Hackremco (No. 2383) Limited, which name was changed to its present name on 13 July 2006. The authorised share capital of ARG (UK) Limited at the date of this Scheme is £100 divided into 100 ordinary shares of £1 each, of which as at the close of business on 20 July 2006, one ordinary share had been issued and was credited as fully paid and the remainder were unissued.

(F) ARG Holdings was incorporated as a public limited company under the Companies Act on 30 June 2006 with the name Hackplimco (No. 116) plc, which name was changed to its present name on 13 July 2006. The authorised share capital of ARG Holdings at the date of this Scheme is £1,000,050,000 divided into 1,000,000,000 ordinary shares of £1 each and two preference shares of £25,000 each, of which as at the close of business on 20 July 2006, two ordinary shares had been issued and were credited as fully paid and the remainder were unissued and two preference shares had been issued and were credited as paid up as to £7,500 each.

(G) It is proposed that, subject to certain conditions being fulfilled including this Scheme becoming effective, the capital of Experian Group be reduced pursuant to a special resolution of Experian Shareholders to be passed after the date of this Scheme.

(H) It is proposed that, subject to certain conditions being fulfilled including this Scheme becoming effective, the capital of ARG Holdings be reduced pursuant to a special resolution of ARG Holdings Shareholders to be passed after the date of this Scheme.

(I) Each of Experian Group and ARG Holdings has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to execute and do or procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(J) Each of Hampden Group Limited and ARG (UK) Limited has agreed to appear by Counsel on the hearing of the petition to sanction this Scheme and to submit to be bound by and to undertake to the Court to execute and do and procure to be executed and done all such documents, acts and things as may be necessary or desirable to be executed or done by it for the purpose of giving effect to this Scheme.

(K) The provisions of Part II of this Scheme are subject to the confirmation by the Northern Ireland Court of the reduction of capital of Hampden Group Limited and accordingly cannot be implemented until an office copy of the Hampden Group Court Order has been delivered to the Registrar of Companies in Northern Ireland for registration and has been registered.

(L) The provisions of Part III of this Scheme are subject to the confirmation by the Court of the reduction of capital of ARG (UK) Limited and accordingly cannot be implemented until an office copy of the ARG UK Court Order has been delivered to the Registrar of Companies for registration and has been registered.

THE SCHEME

Part I

1 Cancellation of the GUS Scheme Shares

1.1 The capital of the Company shall be reduced by cancelling and extinguishing the GUS Scheme Shares.

1.2 Subject to and forthwith upon the said reduction of capital taking effect:

1.2.1 the authorised share capital of the Company shall be increased to its former amount by the creation of such number of new GUS Shares as shall be equal to the number of GUS Scheme Shares cancelled pursuant to Clause 1.1; and

1.2.2 the reserve arising in the books of account of the Company as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the new GUS Shares created pursuant to Clause 1.2.1 which shall be allotted and issued credited as fully paid to Experian Group and/or its nominee(s).

2 Consideration for the cancellation of the GUS Scheme Shares

2.1 In consideration of the cancellation of the GUS Scheme Shares and the allotment and issue of the new GUS Shares as provided in Clause 1, Experian Group shall (subject to the remaining provisions of this Clause 2) allot and issue to the holders of GUS Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time), one Experian Share, credited as fully paid at par, for every GUS Scheme Share then held by them.

2.2 The Experian Shares to be issued pursuant to this Clause shall rank *pari passu* in all respects with all other fully paid Experian Shares in issue on the Effective Date.

Part II

3 Cancellation of the Hampden Group Reduction Shares

3.1 The Company shall procure the delivery to the Registrar of Companies in Northern Ireland of the Hampden Group Court Order cancelling and extinguishing the Hampden Group Reduction Shares.

3.2 The Company shall procure that, subject to and forthwith upon the Hampden Group Reduction of Capital taking effect, the reserve arising in the books of account of Hampden Group Limited as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the New Hampden Group Shares which shall be allotted and issued credited as fully paid to ARG (UK) Limited and/or its nominee(s).

4 Consideration for the cancellation of the Hampden Group Reduction Shares

In consideration for the cancellation of the Hampden Group Reduction Shares and the allotment and issue of the New Hampden Group Shares as provided in Clause 3, ARG (UK) Limited shall, at the direction of the Company, allot and issue to Experian Group one ARG UK Share, credited as fully paid at par, for every Hampden Group Reduction Share cancelled on terms that Experian Group shall procure the delivery to the Registrar of Companies in England and Wales of the ARG UK Court Order for registration.

Part III

5 Cancellation of the ARG UK Reduction Shares

Experian Group shall procure that, subject to and forthwith upon the ARG UK Reduction of Capital taking effect, the reserve arising in the books of account of ARG (UK) Limited as a result of the said reduction of capital shall be capitalised and applied in paying up in full at par the New ARG UK Shares which shall be allotted and issued credited as fully paid to ARG Holdings and/or its nominee(s).

6 Consideration for the cancellation of the ARG UK Reduction Shares

In consideration for the cancellation of the ARG UK Reduction Shares and the allotment and issue of the New ARG UK Shares as provided in Clause 5, ARG Holdings shall allot and issue to the holders of GUS Scheme Shares (as appearing in the register of members of the Company at the Scheme Record Time), who on the Part III Effective Date will be members of Experian Group, one ARG Share, credited as fully paid at par, for every GUS Scheme Share then held by them.

GENERAL PROVISIONS

7 Overseas Shareholders

7.1 The provisions of Clauses 2, 4 and 6 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any person to whom shares are to be allotted and issued pursuant to Clause 2, Clause 4 or Clause 6 (as applicable) with

a registered address in a jurisdiction outside the United Kingdom or whom the relevant Issuer reasonably believes to be a citizen, resident or national of a jurisdiction outside the United Kingdom, the relevant Issuer is advised that the allotment and/or issue of Relevant Shares pursuant to Clause 2, Clause 4 or Clause 6 (as applicable) would or may infringe the laws of such jurisdiction or would or may require the relevant Issuer to comply with any governmental or other consent or any registration, filing or other formality with which the relevant Issuer is unable to comply or compliance with which the relevant Issuer regards as unduly onerous, the relevant Issuer may in its sole discretion determine that such Relevant Shares shall be sold, in which event the Relevant Shares shall be issued to such holder and the relevant Issuer shall appoint a person to act pursuant to this Clause 7.1 and such person shall be authorised on behalf of such holder to procure that any Relevant Shares in respect of which the relevant Issuer has made such determination shall, as soon as is practicable following allotment and issue of such Relevant Shares, be sold.

7.2 Any sale under Clause 7.1 shall be carried out at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale (after the deduction of all expenses and commission incurred in connection with such sale, including any value added tax payable on the proceeds of sale) shall be paid to the persons entitled thereto in due proportions. To give effect to any sale under Clause 7.1, the person appointed by the relevant Issuer in accordance with Clause 7.1 shall be authorised as attorney on behalf of the holder concerned to execute and deliver as transferor an instrument or instruction of transfer and to give such instructions and to do all other things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, the relevant Issuer or the person so appointed shall have any liability for any loss or damage arising as a result of the timing or terms of such sale.

8 Settlement of consideration

8.1 On the Relevant Date, the relevant Issuer shall allot and issue the Relevant Shares which it is required to allot and issue pursuant to Clause 2.1, Clause 4.1 or Clause 6.1 (as applicable) and not later than 14 days after allotment and issue of the Relevant Shares the relevant Issuer shall (unless instructed otherwise by the persons entitled thereto or the holder concerned):

(a) in the case of Relevant Shares which at the Scheme Record Time are in certificated form, deliver certificates therefor to the persons entitled thereto in accordance with the provisions of Clause 8.2; or

(b) in the case of Relevant Shares which at the Scheme Record Time are in uncertificated form, procure that CRESTCo Limited is instructed to credit the appropriate stock account in CREST of the holder concerned with such holder's entitlement to such Relevant Shares, provided that the relevant Issuer reserves the right to settle all or part of such consideration in the manner referred to in Clause 8.1(a) if, for any reason, it wishes to do so.

8.2 All deliveries of certificates or cheques shall be effected by sending the same by first class post in pre-paid envelopes addressed to the persons respectively entitled thereto at their respective addresses as appearing in the relevant register of members of the Reducing Company concerned, or, in the case of joint holdings, at the address of that one of the joint holders whose name then stands first in such register in respect of the joint holding (except, in either case, as otherwise directed in writing) at the Scheme Record Time, and none of the relevant Reducing Company, the relevant Issuer or the person appointed by the relevant Issuer in accordance with Clause 7.1 shall be responsible for any loss or delay in the transmission or delivery of any certificates or cheques sent in accordance with this Clause 8.2 which shall be sent at the risk of the persons entitled thereto.

8.3 All cheques shall be made payable to the persons respectively entitled to the moneys represented thereby (or, in the case of joint holders, to that one of the joint holders whose name stands first in the register of members of the relevant Reducing Company in respect of such joint holding at the Scheme Record Time) or to such other persons (if any) as such persons may direct in writing and the encashment of any such cheque shall be a complete discharge to the Issuer for the moneys represented thereby.

8.4 The provisions of this Clause 8 shall take effect subject to any prohibition or condition imposed by law.

9 Certificates and cancellations

With effect from and including the Effective Date:

9.1 all certificates representing GUS Scheme Shares shall cease to have effect as documents of title to the GUS Scheme Shares comprised therein and every holder of GUS Scheme Shares shall be bound at the request of the Company to deliver up the same to the Company or as it may direct or to destroy the same; and

9.2 CRESTCo Limited shall be instructed to cancel the entitlements to GUS Scheme Shares of holders of GUS Scheme Shares in uncertificated form.

10 Dividend mandates

All mandates and other instructions to the Company in force at the Scheme Record Time relating to the GUS Scheme Shares (including instructions relating to any dividend reinvestment plan) shall, unless and until revoked or amended, be deemed as from the Effective Date to be valid and effective mandates and instructions to Experian Group or ARG Holdings (as applicable) in relation to the new shares issued by Experian Group or ARG Holdings (as applicable) in respect thereof.

11 The Effective Date

11.1 This Scheme shall become effective as soon as office copies of the orders of the Court sanctioning this Scheme under section 425 of the Companies Act and confirming under section 137 of the Companies Act the reduction of capital of the Company provided for by Clause 1.1 shall have been delivered to the Registrar of Companies in England and Wales for registration and, in the case of the confirmation of the reduction of capital, registered.

11.2 Implementation of Part II of this Scheme shall be subject to an office copy of the Hampden Group Court Order having been delivered to the Registrar of Companies in Northern Ireland for registration and having been registered.

11.3 Implementation of Part III of this Scheme shall be subject to an office copy of the ARG UK Court Order having been delivered to the Registrar of Companies in England and Wales for registration and having been registered.

11.4 Unless this Scheme shall have become effective on or before 31 December 2006, or such later date, if any, as the Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings may agree and the Court may allow, this Scheme shall never become effective.

12 Modification

The Company, Experian Group, Hampden Group Limited, ARG (UK) Limited and ARG Holdings may jointly consent on behalf of all concerned to any modification of, or addition to, this Scheme or to any condition which the Court may approve or impose.

Dated 26 July 2006

No. 5133 of 2006

IN THE HIGH COURT OF JUSTICE
CHANCERY DIVISION
COMPANIES COURT
JUSTICE DAVID RICHARDS

Re: GUS PLC

- and -

Re: THE COMPANIES ACT 1985

ORDER

Sanctioning Scheme of Arrangement

Linklaters
One Silk Street
London EC2Y 8HQ

Tel: 020 7456 2000
Fax: 020 7456 2222

Ref: A Styles

Sealed by Miss Ama

Exemption number 82-5017

GUS

Ref: PGC/Ann031006GS
3 October 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley – Company Secretary
SECURITY NUMBER:	010153
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

ANNOUNCEMENT

GUS plc

HOLDING(S) IN COMPANY

GUS plc ("GUS") has today received a notification from The Goldman Sachs Group, Inc ("Goldman Sachs"), pursuant to Sections 198 to 203 of the Companies Act 1985, advising that, as at the close of business on 28 September 2006, Goldman Sachs was interested in 33,226,587 ordinary shares in GUS (representing 3.79% of the issued ordinary share capital of GUS). The notification was dated 2 October 2006. As announced on 21 June 2006, Goldman Sachs had previously notified an interest in 34,728,361 ordinary shares in GUS as at the close of business on 15 June 2006 (representing 4.01% of the issued ordinary share capital of GUS excluding treasury shares at that date).

Exemption number 82-5017

Ref: PGC/ann031006Trust

GUS

3 October 2006

GUS plc
The Works
5 Union Street
Manchester
M12 4JD
Tel 0870 836 4064
Fax 0870 836 4056
www.gusplc.com

The Manager
Company Announcements Office
The London Stock Exchange
Old Broad Street
London
EC2N 1HP

REGULATORY NEWS SERVICE
HEADER MESSAGE

COMPANY NAME:	GUS plc
ISSUED BY:	Gordon Bentley - Company Secretary
SECURITY NUMBER:	390532
DATE AND TIME FOR RELEASE:	Immediate
CONFIRMATION:	Not required
CONTACT NAME AND TELE NO:	Paul Cooper, 0870 836 4064

SEE ATTACHED ANNOUNCEMENT

Registered in England No. 146575
Registered office: One Stanhope Gate, London, W1K 1AF

GUS plc
("THE COMPANY")
DIRECTOR/PDMR SHAREHOLDING

The Company has been advised by Abacus Corporate Trustee Limited ("Abacus") that Abacus, as trustee of the GUS plc ESOP Trust ("the Trust"), now holds 15,071,666 Ordinary shares of 29 3/43 pence each in the Company. The notification from Abacus was received by the Company on 28 September 2006.

As announced on 29 September 2006, the holding at that date was 15,349,500 shares of 29 3/43 pence each and since then there has been an decrease of 277,834 shares as:

- 80,047 shares have been transferred from the Trust to a nominee on behalf of participants in GUS plc's UK share plans, and
- 197,787 shares have been released in connection with the exercise of options granted under The North America Stock Option Plan.

Directors of the Company are potential beneficiaries of the Trust and accordingly any changes in the shareholdings by the Trust are deemed to change their interests in the Ordinary share capital of the Company.

Exemption number 82-5017

REG-GUS PLC Additional Listing Released: 05/10/2006

RNS Number:0224K
GUS PLC
05 October 2006

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 600,000 Ordinary shares of 29 3/43p each under The GUS plc Performance Share Plan, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

REG-Official List Suspension - Gus PLC
Released: 06/10/2006

RNS Number:1146K
Official List
06 October 2006

NOTICE OF TEMPORARY SUSPENSION OF LISTING FROM THE OFFICIAL LIST

06/10/2006 5:15 PM

TEMPORARY SUSPENSION

GUS PLC

The Financial Services Authority ("the FSA ") temporarily suspends the securities set out below from the Official List effective from 06/10/2006 5:15 PM at the request of the company:

Ordinary Shares of 29 3/43p (GB00B0NH0079) each fully paid

If you have any queries relating to the above, please contact the Listing Applications Team at the FSA on 020 7066 8333 (option 3).

SUSFSDFMMSMSEFS
Top of page

Exemption number 82-5017

REG-Experian Group Ltd Setting of Offer Price
Released: 09/10/2006

RNS Number:1357K
Experian Group Limited
09 October 2006

7 October 2006

Not for distribution, directly or indirectly, in or into the United States, Canada, Australia and Japan

This announcement is not a prospectus but an advertisement. Investors should not subscribe for any transferable securities referred to in this announcement except on the basis of information in the prospectus, a copy of which is available from Experian Group Limited's registered office.

Experian Group Limited

Result of the Global Offer of £800 million of Experian shares -

Offer Price set at 560 pence per ordinary share

Experian Group Limited (Experian), the global information solutions company, is pleased to announce that its Global Offer has been completed successfully at a price of 560 pence per share (the Offer Price).

Don Robert, Chief Executive Officer of Experian, said:

"We are delighted with the offer price for Experian's shares, valuing the company at £5.7 billion. The success of the offer reflects Experian's global leadership position and its excellent growth potential. We look forward with confidence to the future as an independent company."

Details of Global Offer

The Global Offer comprised a pre-emptive offer of new shares to existing GUS plc shareholders (excluding certain overseas shareholders) on a pro rata basis (the Existing Shareholder Offer) and a non pre-emptive offer to institutional and certain other investors (the New Investor Offer).

GUS shareholders applied for a total of £275 million under the Existing Shareholder Offer. Under the terms of the Global Offer, entitlements not taken up under the Existing Shareholder Offer were added to the New Investor Offer. As a consequence, the New Investor Offer was £525 million and the Global Offer raised a total of £800 million before the payment of commissions, fees and expenses of approximately £20 million. A

shareholder holding 1,000 GUS shares, who applied for their full existing shareholder offer entitlement, would receive 123 shares at the offer price.

The shares being issued in the Global Offer represent approximately 14% of Experian's issued ordinary share capital following the Global Offer.

The total number of new Experian shares to be issued under the Global Offer is approximately 143 million. Following the demerger from GUS and the Global Offer, Experian will have a total of approximately 1,020 million ordinary shares in issue, of which 15 million will be held in an ESOP trust.

Application has been made for, and the Global Offer is conditional upon, inter alia, admission of the Global Offer shares to listing on the Official List of the Financial Services Authority and to trading on the London Stock Exchange's market for listed securities (together Admission) becoming effective by 8.00 a.m. on 11 October 2006 (or such later time or date as the Global Co-ordinators and Experian may agree). Subject to these conditions being satisfied, the Global Offer shares will be issued credited as fully paid and will rank pari passu in all respects with Experian's other ordinary shares.

Conditional dealings in the Ordinary Shares are expected to commence at 8.00 a.m. on 9 October 2006.

It is expected that Admission will become effective and dealings in the Global Offer shares, together with shares received by shareholders from the demerger (together the Ordinary Shares), will commence no later than 8.00 a.m. on 11 October 2006.

Enquiries

Experian

Don Robert	Chief Executive Officer	020 7495 0070
Paul Brooks	Chief Financial Officer	
Fay Dodds	Director of Investor Relations	

Finsbury

Rollo Head	020 7251 3801
James Wyatt-Tilby	

This press release has been prepared by and is the sole responsibility of Experian.

Defined terms in this announcement have, unless the context otherwise requires, the same meaning given to them in the Prospectus.

Merrill Lynch International and UBS Investment Bank are acting as joint global co-ordinators, joint bookrunners and joint sponsors to Experian and for no one else in connection with the Global Offer and Admission and will not be responsible to anyone other than Experian for providing the protections afforded to respective clients of Merrill Lynch International or UBS Investment Bank nor for providing advice in relation to the Global Offer or Admission, or the contents of this announcement.

JPMorgan Cazenove is acting as the Joint Lead Manager for Experian and for no one else in connection with the Global Offer and Admission and will not be responsible to anyone other than GUS and Experian for providing the protections afforded to customers of JPMorgan Cazenove nor for providing advice in relation to the Global Offer or Admission, or the contents of this announcement.

In connection with the Global Offer, Merrill Lynch International as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, effect transactions with a view to supporting the market price of the Experian shares at a level higher than that which might otherwise prevail in the open market. Merrill Lynch is not required to enter into such transactions and such transactions may be effected on any stock market, over the counter market or otherwise. Such stabilising measures, if commenced, may be discontinued at any time and may only be undertaken during the period from 7 October 2006 up to and including 6 November 2006. Except as required by law or regulation, neither the stabilising manager nor any of its agents intends to disclose the extent of any stabilising transactions under the Global Offer.

This announcement is not an offer to sell or the solicitation of an offer to buy or subscribe for securities in the United States, Canada, Japan or Australia or any other jurisdiction in which such offer or solicitation is unlawful and should not be relied upon in connection with any decision to acquire the Offer Shares or any other Experian securities.

None of the securities mentioned herein are being registered, and there is no intention to register the securities under the US Securities Act of 1933 as amended. The securities mentioned herein may not be offered or sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended, and the rules and regulations thereunder. No public offering of securities is being made in the United States.

This document does not constitute an offer of securities to the public in the United Kingdom. This announcement is directed only at (i) persons who have professional experience in matters relating to investments and who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) persons falling within Article 49(2) (a) to (d) (high net worth companies, unincorporated associations, etc.) of the Order or to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons") or in circumstances in which section 21 of the FSMA does not apply to the Company. Any person who is not a relevant person must not act or rely on this communication or any of its contents. In the United Kingdom, any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

Certain statements made are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements.

Information in this announcement or any of the documents relating to the Global Offer can not be relied upon as a guide to future performance.

Exemption number 82-5017

GUS plc
("THE COMPANY")

DIRECTOR/PDMR SHAREHOLDINGS

In advance of the separation of Experian and Home Retail Group becoming effective, the Company received notification on 6 October 2006 of the following transactions in its Ordinary shares of 29 3/43p each by directors and persons discharging managerial responsibility.

a) Transactions by directors of GUS plc
(notification made in accordance with DR 3.1.4R(1)(b))

i) Release of awards under the Performance Share Plan – on 4 October 2006

In June 2004 the Company made awards under its Performance Share Plan to directors with such awards taking the form of a deferred right to acquire shares at no cost to the participant. As indicated previously, these awards vested on Court sanction of the Scheme to the extent that the performance conditions had been satisfied by that date. The conditions in respect of this award were satisfied in part. Accordingly, on 4 October 2006, following Court sanction of the Scheme, the following transactions in the Company's shares took place:

Name of director	Plan shares released	Plan shares sold after release *	Plan shares retained
John Peace	79,831	32,797	47,034
Terry Duddy	70,377	28,913	41,464
Don Robert	19,108	8,760	10,348
David Tyler	49,369	20,282	29,087

* The sale of shares took place on the London Stock Exchange on 4 October at a price of 963.6486p per share to satisfy the tax and social security liabilities falling due on the release of these shares and to cover the incidental costs of the disposal.

The proportion of the award in respect of which the performance conditions were not satisfied has lapsed.

ii) Release of matching awards under the GUS Co-Investment Plan - on 5 October 2006

Name of director	Matching shares released to director	Matching shares sold after release *	Matching shares retained by director
Terry Duddy	59,377	24,394	34,983
David Tyler	207,282	85,157	122,125

* The sale of shares took place on the London Stock Exchange on 5 October at a price of 984.3417p per share to satisfy the UK tax and national insurance liabilities falling due on the release of these shares and to cover the incidental costs of the disposal.

b) By persons discharging managerial responsibility
(notification made in accordance with DR 3.1.4R(1)(a))

i) Release of awards under the Performance Share Plan – on 4 October 2006

Name of person discharging managerial responsibility	Plan shares released	Plan shares sold after release *	Plan shares retained
Christopher Callero	15,804	7,245	8,559
Paul Loft	15,230	6,257	8,973
John Saunders	18,907	7,768	11,139
Sara Weller	22,115	22,115	-

* The sale of shares took place on the London Stock Exchange on 4 October at a price of 963.6486p per share. In the case of Mr Callero, Mr Loft and Mr Saunders, the sales were made to satisfy the tax and social security liabilities falling due on the release of these shares and to cover the incidental costs of the disposal.

The proportion of the award in respect of which the performance conditions were not satisfied has lapsed.

ii) Increase in number of shares held on exercise of share options

On 2 October 2006, Paul Loft exercised options in respect of 4,394 shares in the Company. These options were granted to him on 9 February 2001 at a price of 384p per share under the Company's SAYE share option scheme.

iii) Exercise of share options and subsequent sale

On 5 October 2006, Sara Weller exercised options in respect of 49,019 shares in the Company. These options were granted on 24 November 2004 at a price of 867p per share under the Company's 1998 Approved and Non-Approved Executive share option schemes.

Following this exercise Ms Weller immediately sold these shares on the London Stock Exchange at a price of 979.07p per share.

Ref: adr02022007

2 February 2007

Experian Finance plc
The Works
5 Union Street
Manchester
M12 4JD
www.gusplc.com
Direct Lines:
Tel 0870 836 4064
Fax 0870 836 4056
Email
paul.cooper@gusplc.com

United States Securities
and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street NW
Washington DC20549
USA

Dear Sir

Exemption number 82-5017

In connection with the above exemption by the SEC in respect of the ADR programme of Experian Finance plc (formerly GUS plc), I enclose a schedule of the relevant documents issued since our last return together with copies thereof as appropriate. This is the final return under this exemption number as the Company ceased to be listed on the London Stock Exchange last October.

Yours faithfully

PAUL COOPER
ASSISTANT COMPANY SECRETARY

Enc.

END